FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2002

Research In Motion Limited

(Registrant's name)

295 Phillip Street
Waterloo, Ontario
Canada, N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

Documents Included as Part of this Report

No.	Document
1.	Management Information Circular dated July 2, 2002 prepared in connection with the annual general and special meeting of shareholders of the Company to be held on August 12, 2002.
2.	Notice of Annual and Special Meeting of the Shareholders dated July 2, 2002.
3.	Annual Report of the Company for 2002.
4.	Press Release dated July 2, 2002.
5.	Interim financial statements as at and for the three months ended June 1, 2002.
6.	Management's Discussion and Analysis of Financial Condition and Results of Operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2002

RESEARCH IN MOTION LIMITED

By: ______________________

Angelo Loberto
VP, Finance

DOCUMENT 1

RESEARCH IN MOTION LIMITED

Notice of Annual and Special Meeting of the Shareholders

NOTICE IS HEREBY GIVEN THAT the Annual and Special Meeting of the shareholders (the "Meeting") of Research In Motion Limited (the "Company") will be held on August 12, 2002, at Canadian Clay and Glass Gallery, 25 Caroline St. North, Waterloo, Ontario at 6:30 p.m. for the following purposes:

1. **TO RECEIVE** and consider the consolidated financial statements of the Company for the fiscal year ended March 2, 2002 and the Auditors' Report thereon;

2. **TO ELECT** the directors of the Company;

3. **TO APPOINT** the auditors of the Company and to authorize the Board of Directors to fix the auditors' remuneration;

4. **TO CONSIDER** and, if deemed appropriate, to approve the reconstitution of the Stock Option Plan of the Company; and

5. **TO TRANSACT** such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Details of the foregoing transactions are contained in the accompanying Management Information Circular.

A shareholder wishing to be represented by proxy at the meeting or any adjournment thereof must deposit his duly executed form of proxy with the Company's transfer agent and registrar, Computershare Trust Company of Canada, 1500 University Street, Suite 700, Montreal, Quebec, H3A 3S8, on or before the close of business on the last day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or by delivering it to the Chairman of the Meeting prior to the time of voting on the day of the Meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting in person are requested to date, complete, sign and return the enclosed form of proxy so that as large a representation as possible may be available for the meeting.

DATED at Waterloo, Ontario this 2nd day of July, 2002.

BY ORDER OF THE BOARD

(signed) Charles B. Meyer,
Chief Legal Officer and Corporate Secretary

RESEARCH IN MOTION LIMITED

Annual and Special Meeting of Shareholders

to be held on August 12, 2002

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Management Information Circular is furnished in connection with the solicitation by or on behalf of management of Research In Motion Limited (the "Company") of proxies to be used at an annual and special meeting of the shareholders of the Company (the "Meeting") to be held at Canadian Clay and Glass Gallery, 25 Caroline St. North, Waterloo, Ontario on August 12, 2002, at 6:30 p.m. and at any adjournment thereof for the purposes set forth in the enclosed notice of meeting. Proxies will be solicited primarily by mail but may also be solicited personally, by telephone or by facsimile by the regular employees of the Company at nominal costs. The costs of solicitation by management will be borne by the Company.

The Company may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Company (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this information circular, the notice of meeting and form of proxy to the beneficial owners of such shares. The Company will provide, without cost to such persons, upon request to the Secretary of the Company, additional copies of the foregoing documents required for this purpose.

APPOINTMENT OF PROXYHOLDERS AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers of the Company and will represent management of the Company at the Meeting. **A shareholder has the right to appoint a person or company (who need not be a shareholder of the Company), other than the persons designated in the accompanying form of proxy, to represent the shareholder at the Meeting. Such right may be exercised by inserting the name of such person or company in the blank space provided in the proxy or by completing another proper form of proxy.** A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must, in all cases, deposit the completed proxy with Computershare Trust Company of Canada, 1500 University Street, Suite 700, Montreal, Quebec, H3A 3S8, on or before 5:00 p.m. (Eastern Standard time) on August 9, 2002 or at least 24 hours, excluding Saturdays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used, or deliver it to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting. A proxy should be executed by the shareholder or its attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.

In addition to any other manner permitted by law, a proxy may be revoked before it is exercised by instrument in writing executed in the same manner as a proxy and deposited to the attention of the Corporate Secretary of the Company at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the Meeting on the day of such Meeting or any adjournment thereof and thereupon the proxy is revoked.

A shareholder attending the Meeting has the right to vote in person and, if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

EXERCISE OF DISCRETION BY PROXIES

The shares represented by proxies in favour of management nominees will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the shares represented by proxy shall be voted accordingly. **Where no choice is specified, the proxy will confer discretionary authority and will be voted FOR all matters proposed by management at the Meeting.** The enclosed form of proxy also confers discretionary authority upon the persons named therein to vote with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting in such manner as the nominee in his judgment may determine. At the date hereof, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

QUORUM

The presence of two shareholders or proxy holders entitled to cast votes representing at least 20 per cent of the Company's Common Shares will constitute a quorum at the Meeting. The Company's list of shareholders as of the record date has been used to deliver to shareholders the Notice of Meeting of Shareholders and this Management Information Circular as well as to determine who is eligible to vote.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Company consists of an unlimited number of Common Shares, Class A Shares and Preferred Shares. As at the date hereof, 78,174,947 Common Shares of the Company are issued and outstanding, each of which carries the right to one vote on all matters that may come before the Meeting. No Class A Shares or Preferred Shares are currently issued and outstanding. To the knowledge of the directors and officers of the Company, the only persons or corporation beneficially owning, directly or indirectly, or exercising control or direction over securities carrying in excess of 10% of the voting rights attached to any class of outstanding voting securities of the Company is as set forth in the following:

Name of Beneficial Shareholder	Number of Common Shares	Percentage of Common Shares
Michael Lazaridis (1)	8,775,875	11.2%

(1) Of the 8,775,875 Common Shares of the Company beneficially owned by Mr. Lazaridis: (i) 8,192,404 Common Shares are registeredin the name of 1258701 Ontario Limited; (ii) 476,000 Common Shares are registered in the name of 1403721 Ontario Limited; (iii) 51,238 Common Shares are registered in the name of 1467519 Ontario Limited; (iv) 31,820 Common Shares are registered in the name of Mr. Lazaridis; and (v) 24,413 Common Shares are held by Mr. Lazaridis in his capacity as trustee of The Michael Lazaridis Family Trust II.

RECORD DATE

Persons registered on the books of the Company at the close of business on June 25, 2002 (the "record date") and persons who are transferees of Common Shares acquired after such record date and who have produced, not later than ten (10) days before the Meeting, properly endorsed certificates evidencing such shares or who otherwise establish ownership thereof and demand, not later than ten (10) days before the Meeting, that their names be included in the list of shareholders, are entitled to vote at the Meeting.

BUSINESS TO BE TRANSACTED AT THE MEETING

A. *Presentation of Financial Statements*

The audited consolidated financial statements of the Company for the fiscal year ended March 2, 2002 and the report of the auditors thereon accompany this Management Information Circular and will be submitted to the Meeting.

B. *Election of Directors*

The board of directors of the Company presently consists of six (6) directors to be elected annually. In accordance with the *Business Corporations Act* (Ontario), the directors are authorized from time to time to fix the number of directors, between a minimum of one (1) and a maximum of fifteen (15) persons, without the prior consent of the shareholders. The number of directors to be elected at the Meeting has been fixed at six (6) persons. **All of the nominees are now directors of the Company and have been directors since the dates indicated below. Unless the shareholder directs that his or her Common Shares be otherwise voted or withheld from voting in connection with the election of directors, the persons named in the enclosed form of proxy will vote for the election of the six (6) nominees whose names are set forth below.** Management does not contemplate that any of the following nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy shall have the right to vote for another nominee in their discretion. Each director elected at the Meeting will hold office until the next annual meeting or until his successor is duly elected or appointed.

The following table and the notes thereto state the names of all persons proposed to be nominated for election as directors, the date on which each of them first became a director of the Company, all positions and offices with the Company held by each of them, the principal occupation or employment of each of them for the past five (5) years and the number of Common Shares of the Company beneficially owned, directly or indirectly, by each of them as at the date hereof.

Name and Present Principal Occupation	Director Since	Position(s) with the Company	Number of Common Shares Owned of Which Control or Direction is Exercised (1)
Michael Lazaridis, President and Co-Chief Executive Officer of the Company	1984	Director and Co-Chief Executive Officer	8,775,875 (4)
James L. Balsillie, Chairman and Co-Chief Executive Officer of the Company	1993	Chairman and Co-Chief Executive Officer	7,013,829
Douglas E. Fregin, Vice-President, Operations of the Company	1985	Director and Vice-President, Operations	2,640,203
Kendall Cork (2)(3) Managing Director, Sentinel Associates Ltd.	1999	Director	710
Dr. Douglas Wright, (2) (3) President Emeritus, University of Waterloo	1995	Director	33,000
James Estill, (2) President and Chief Executive Officer of EMJ Data Systems Ltd.	1997	Director	Nil

Notes:

(1) The information as to Common Shares beneficially owned or over which control is exercised, not being within the knowledge of the Company, has been furnished by the respective nominees individually.

(2) Member of the Audit Committee.

(3) Member of the Compensation Committee.

(4) Of the 8,775,875 Common Shares of the Company beneficially owned by Mr. Lazaridis: (i) 8,192,404 Common Shares are registered in the name of 1258701 Ontario Limited; (ii) 476,000 Common Shares are registered in the name of 1403721 Ontario Limited; (iii) 51,238 Common Shares are registered in the name of 1467519 Ontario Limited; (iv) 31,820 Common Shares are registered in the name of Mr. Lazaridis; and (v) 24,413 Common Shares are held by Mr. Lazaridis in his capacity as trustee of The Michael Lazaridis Family Trust II.

Each of the directors of the Company has held the principal occupation set forth above or other positions with the same organization for the past five (5) years. Kendall Cork prior to 1998 was also Chairman and President of E-L Financial Corporation.

C. *Appointment of Auditors*

The Company's co-auditors are Zeifman & Company LLP and Ernst & Young LLP. In fiscal 2002, the Company paid Zeifman & Company LLP and Ernst & Young LLP $91,000 and $155,000, respectively, for their audit of the Company's annual financial statements and $304,000 and $655,000, respectively for tax, consulting and other services. Tax, consulting and other services provided by Zeifman & Company LLP and Ernst & Young LLP that may have an impact on the financial statements of the Company that are provided by one firm, are reviewed by the other firm as part of the other firm's audit function.

Zeifman & Company LLP have been the auditors of the Company since the fiscal year ended February 28, 1995. Ernst & Young LLP were appointed co-auditors of the Company during the fiscal year ended February 28, 1997. **Unless the shareholder directs that his or her Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of proxy intend to vote for the reappointment of Zeifman & Company LLP and Ernst & Young LLP as co-auditors of the Company until the next annual meeting of shareholders and to authorize the directors to fix their remuneration.**

D. *Reconstitution of the Company's Stock Option Plan*

The Company has established a Stock Option Plan (the "Stock Option Plan") for the benefit of employees, officers and directors of the Company. The following is a summary of the Stock Option Plan as currently in effect.

The Stock Option Plan applies to directors, officers and employees of the Company and any of its subsidiaries and to any other person or company engaged to provide ongoing management or consulting services for the Company or for any entity controlled by the Company that is designated as a potential participant. The Stock Option Plan is administered by the board of directors or, if so authorized, the Compensation Committee of the board of directors. The Company may elect to grant options to acquire Common Shares but the maximum number of Common Shares subject to unexercised options may not currently exceed 14,300,000 Common Shares, unless increased upon the receipt of any required shareholder or regulatory approvals. The exercise price for any option granted under the Stock Option Plan may not be less than the closing price of the Common Shares on The Toronto Stock Exchange (the "TSX") or the NASDAQ National Market on the trading day prior to the date of grant. Options are exercisable during a period established at the time of their grant provided that such period will expire no later than 10 years after the date of grant, subject to early termination of the option in the event the holder of the option dies or ceases to be a director, officer or employee of the Company or ceases to provide ongoing management or consulting services to the Company or any entity controlled by the Company. No single participant, together with his or her associates, may be granted options which could result in the cumulative issuance to such persons of options to acquire Common Shares exceeding 5% of Common Shares outstanding immediately prior to the grant under the Stock Option Plan (the "Outstanding Issue"). The number of Common Shares reserved for issuance pursuant to options granted to directors, officers or persons beneficially holding, together with their associates, in excess of 10% of the Common Shares must not exceed 10% of the Outstanding Issue or result in the issuance within a one year period of in excess of 10% of the Outstanding Issue.

The Company proposes to reconstitute the Stock Option Plan to replenish those Common Shares which have been issued upon the exercise of stock options and are therefore no longer available for grant under the Stock Option Plan.

Currently, there are 1,178,080 options to purchase Common Shares available for issuance under the Stock Option Plan. From the time the Company went public to the date hereof, 2,755,950 Common Shares have been issued upon the exercise of options, thereby reducing the number of Common Shares currently available for issuance by this same amount. As at June 28, 2002, options to purchase an aggregate of 10,365,970 Common Shares were outstanding under the Stock Option Plan.

Shareholders will be asked to approve a resolution to reconstitute the Stock Option Plan to the level last approved by shareholders by replenishing the number of Common Shares available for the grant of options under the Stock Option Plan by 2,755,950 Common Shares. If the proposed reconstitution of the Stock Option Plan is approved by shareholders, as at June 28, 2002, options to purchase 10,365,970 Common Shares will be outstanding and an aggregate of 3,934,030 Common Shares will be available for the grant of additional options under the Stock Option Plan, representing an aggregate of 14,300,000 Common Shares or approximately 18.3% of the issued and outstanding Common Shares.

The Company's business depends on its ability to retain and attract talented personnel. If the Company is not successful in attracting and retaining talented personnel, its ability to execute, its financial results and the value of its Common Shares may be adversely affected. The Company believes that the current competitive circumstances in the information technology industry demand that the Company strengthen its Stock Option Plan in order to enhance its ability to retain and attract key talent. The proposed reconstitution is subject to the approval of the TSX.

On October 31, 2001, as part of the Company's acquisition of all of the shares of Plazmic Inc. ("Plazmic"), the TSX granted approval of the issuance of 160,000 options to purchase Common Shares to Plazmic employees of which options were not subject to the Stock Option Plan.

The board of directors approved the proposed reconstitution of the Stock Option Plan on July 2, 2002, subject to the approval of shareholders. Shareholders will be asked at the Meeting to consider, and if thought fit to approve, the resolution set out as Schedule "A" to this Management Information Circular, which must be passed with or without amendment by the affirmative vote of a majority of votes cast at the Meeting. **Unless a shareholder directs that his or her Common Shares be otherwise voted, voted against or withheld from voting in connection with the reconstitution of the Stock Option Plan, the persons named in the enclosed form of proxy will vote in favour of the reconstitution of the Stock Option Plan.**

CURRENCY

Unless otherwise specified herein, all references to dollar amounts shall be to Canadian dollars. All amounts in United States dollars have been highlighted by the inclusion of prefix "US" before a specified dollar amount.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all compensation earned during the fiscal years ended March 2, 2002, February 28, 2001 and February 29, 2000 by Michael Lazaridis, the President and Co-Chief Executive Officer of the Company, James L. Balsillie, the Chairman and Co-Chief Executive Officer of the Company, Charles B. Meyer, the Chief Legal Officer and Corporate Secretary of the Company, Donald Morrison, the Chief Operating Officer, BlackBerry of the Company and Larry Conlee, the Chief Operating Officer of Engineering and Manufacturing of the Company (collectively, the "Named Executive Officers").

Name and Principal Position	Fiscal Year	Annual Compensation			Long Term Compensation			All Other Compensation
		Salary ($)	Bonus [1] ($)	Other Annual Compensation[2] ($)	Securities Under Option (#)	Restricted Shares ($)	LTIP Payments ($)	($)
Michael Lazaridis, President and Co-Chief Executive Officer	2002	$350,000	Nil	$14,516	100,000	Nil	Nil	Nil
	2001	$250,000	Nil	$13,613	Nil	Nil	Nil	Nil
	2000	$225,000	Nil	$13,508	100,000	Nil	Nil	Nil
James L. Balsillie, Chairman and Co-Chief Executive Officer	2002	$350,000	Nil	$14,534	100,000	Nil	Nil	Nil
	2001	$250,000	Nil	$13,631	Nil	Nil	Nil	Nil
	2000	$225,000	Nil	$13,526	100,000	Nil	Nil	Nil
Charles B. Meyer, Chief Legal Officer and Corporate Secretary	2002	US$185,000	Nil	US$18,452	Nil	Nil	Nil	US$103,608[3]
	2001	US$165,000	Nil	US$8,200	Nil	Nil	Nil	Nil
	2000	US$135,000	Nil	US$7,728	20,000	Nil	Nil	Nil
Donald Morrison, [4] Chief Operating Officer, BlackBerry	2002	$300,000	Nil	$16,423	50,000	Nil	Nil	Nil
	2001	$147,619	Nil	$6,000	250,000	Nil	Nil	Nil
	2000	-	-	-	-	-	-	-
Larry Conlee, [5] Chief Operating Officer of Engineering and Manufacturing	2002	$381,744	Nil	$7,273	50,000	Nil	Nil	$60,235[6]
	2001	$42,877	Nil	$317	150,000	Nil	Nil	$3,117[6]
	2000	-	-	-	-	-	-	-

Notes:

(1) Bonus allocations, if any, are determined annually at the discretion of the board of directors based on the recommendations of the Compensation Committee.

(2) Other Annual Compensation includes health, dental and short term disability premiums and car allowances paid by the Company.

(3) Payments made by the Company on behalf of Mr. Meyer for temporary housing and housing allowance in connection with Mr. Meyer's relocation to the United Kingdom in the amount of US$61,615 and payments made by the Company for certain relocation expenses in the amount of US$41,993.

(4) Mr. Morrison was appointed Chief Operating Officer, Blackberry on September 5, 2000. Mr. Morrison's annual salary was $300,000 for fiscal 2002 and fiscal 2001.

(5) Mr. Conlee was appointed Chief Operating Officer of Engineering and Manufacturing on January 22, 2001. Mr. Conlee's annual salary was $381,744 for fiscal 2002 and fiscal 2001.

(6) Payments made by the Company on behalf of Mr. Conlee of which $50,818 were for relocation expenses and $9,417 were for temporary housing both in connection with Mr. Conlee's relocation to Waterloo, in fiscal 2002. Payments of $3,117 for temporary housing were made by the Company on behalf of Mr. Conlee in fiscal 2001.

The Company does not have a long-term incentive plan or pension plan, and has never granted stock appreciation rights to any of its directors, officers or employees.

Options Granted During the Most Recently Completed Financial Year

The Company granted options to purchase Common Shares of the Company to the following Named Executive Officers during the fiscal year ended March 2, 2002:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of the Grant ($/Security)	Expiration Date
Michael Lazaridis	100,000	3.4%	$33.60	$33.60	April 2, 2008
James L. Balsillie	100,000	3.4%	$33.60	$33.60	April 2, 2008
Charles B. Meyer	-	-	-	-	-
Donald Morrison	50,000	1.7%	$23.70	$23.70	September 20, 2008
Larry Conlee	50,000	1.7%	$23.70	$23.70	September 20, 2008

Options Exercised During the Most Recently Completed Financial Year

The following Named Executive Officers exercised options during the fiscal year ended March 2, 2002. The following table also sets forth the number of unexercised options and value of unexercised in-the-money options for the Named Executive Officers during the fiscal year ended March 2, 2002.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at March 2, 2002 Exercisable/ Unexercisable (#)	Value of Unexercised in-the- Money Options at March 2, 2002[1] Exercisable/ Unexercisable ($)
Michael Lazaridis	Nil	Nil	350,000 / 200,000	$11,491,500 / $3,229,000
James L. Balsillie	Nil	Nil	350,000 / 200,000	$11,491,500 / $3,229,000
Charles B. Meyer	40,000	$1,421,200	0 / 90,000	$0 / $2,785,900
Donald Morrison	Nil	Nil	50,000 / 250,000	$0 / $695,500
Larry Conlee	Nil	Nil	30,000 / 170,000	$0 / $695,500

(1) Based on a closing market price of $37.61 for the Common Shares of the Company on March 1, 2002 on the TSX (the last trading day in the fiscal year of the Company).

Management and Employment Contracts

The Company has employment contracts with three Named Executive Officers, Mr. Meyer, Mr. Morrison and Mr. Conlee.

Mr. Meyer is employed under an employment contract that was entered into on August 6, 1996 and provides for a base salary which is reviewed annually. Mr. Meyer's contract provides that if the Company is acquired by another company or if there is a change of control in the Company and as a result Mr. Meyer's services as currently provided are not longer required by the Company, then the Company shall pay to Mr. Meyer an amount equal to six months' base salary. On January 31, 2001, the Company entered into an agreement with Mr. Meyer concerning Mr. Meyer's appointment to the position of Director and Vice-President, Europe. This agreement provides for the payment or reimbursement of relocation expenses, temporary housing and other expenses.

Mr. Morrison is employed under an employment contract that was entered into on July 5, 2000 and provides for a base salary to be reviewed annually. Mr. Morrison's contract provides that termination of Mr. Morrison's employment with the Company without cause will entitle Mr. Morrison to a payment equal to twelve months' base salary, target bonus and benefits at the time of such termination.

Mr. Conlee is employed under an employment contract that was entered into on November 29, 2000 and provides for a base salary to be reviewed annually, for reimbursement of relocation expenses and for payment for temporary housing.

Compensation of Directors

For fiscal 2002, the directors of the Company did not receive any cash compensation for acting as directors but were eligible to participate in the Stock Option Plan established by the Company. The directors are reimbursed for out-of-pocket expenses for attending board and committee meetings. Effective fiscal 2003, the non-related directors will receive an annual retainer of $20,000. It is anticipated that, in future years, additional options to acquire Common Shares will be granted to directors from time to time under the Stock Option Plan of the Company.

Composition of Compensation Committee

The Compensation Committee of the Board of Directors consists of Dr. Douglas Wright and Mr. Kendall Cork both of whom are unrelated directors. The Compensation Committee is responsible for approving annually the compensation of the Co-Chief Executive Officers and for reviewing the compensation of the Named Executive Officers.

Report on Executive Compensation

The Company's policies on executive compensation are intended to provide appropriate compensation for executives that is internally equitable, externally competitive and reflects individual achievements in the context of Company. The overriding principles in establishing executive compensation provide that compensation should reflect:

(a) fair and competitive compensation commensurate with an individual's experience and expertise in order to attract and retain highly qualified executives;
(b) recognition and encouragement of leadership, entrepreneurial spirit and team work;
(c) an alignment of the financial interests of the executives with the financial interest of the shareholders of the Company;
(d) stock options and, in certain circumstances, bonuses to reward individual performance and contribution to the achievement of corporate performance and objectives; and
(e) a contribution to enhancement of shareholder value.

Mr. James Balsillie, the Co-Chief Executive Officer, has the responsibility for determining the level of salary and benefits for each of the other Named Executive Officers, other than Mr. Lazaridis. The salaries and benefits of the other Named Executive Officers are set within guidelines developed by the Board and are consistent with the principles set out above.

Base Salary

The base salary for each of the Named Executive Officers is determined for a fiscal period. Salary increases were recommended for the fiscal years ended February 29, 2001 and March 2, 2002 to reflect comparable industry salaries. Consideration is given also to the particular Named Executive Officer's personal performance, contribution to the business of the Company and for the achievement of specific annual objectives.

Short-Term Compensation Incentives

The Company has in the past awarded discretionary bonuses; however, the Compensation Committee does not place great emphasis on the awarding of annual bonuses. In the past, bonuses have been awarded to certain executives where such executives have met personal objectives or where the Company has achieved certain objectives.

Long-Term Compensation Incentives

Long-term incentive compensation for executive officers is provided through grants of stock options pursuant to the Company's stock option plan. The number of stock options granted is based on each individual's salary range, responsibility and performance and takes into account the number and terms of stock options that have been previously granted to that individual. It is the view of the Compensation Committee that stock options align the interests of the Named Executive Officers with shareholders.

Compensation of Co-Chief Executive Officers

The Compensation Committee evaluates total compensation in the context of each of the Co-Chief Executive Officers leadership, performance and contributions bearing in mind the principles of executive compensation set out above. In addition, the Compensation Committee reviews compensation paid to other chief executive officers in comparable Canadian and U.S. technology companies. The comparison of the Co-Chief Executive Officers' compensation to similar Canadian and U.S. companies involves a number of factors including the relative size of the companies and their financial performance, the duties of each of the Co-Chief Executive Officers and other circumstances that the Compensation Committee considers relevant in making its determination. The recommendations of the Compensation Committee are communicated to the Board for final approval.

The components of the compensation of the Co-Chief Executive Officers (Michael Lazaridis and James Balsillie) for the financial year ended March 2, 2002 include salary and stock options. Each of Mr. Lazaridis and Mr. Balsillie received annual base salaries of $350,000 for the financial year ended March 2, 2002 and subsequent to the fiscal year end, each of Mr. Lazaridis and Mr. Balsillie received 100,000 options at an exercise price of $31.77. For fiscal 2003, the Compensation Committee has increased the base salaries of each of the Co-Chief Executive Officers to $400,000 per year. The Compensation Committee uses the principles set out above to determine the Co-Chief Executive Officers' compensation.

The members of the Compensation Committee have approved the contents of this report and its inclusion in this Management Information Circular.

Report Presented by:

Douglas Wright (Chairman of Compensation Committee)
Kendall Cork

PERFORMANCE GRAPH

The following graph compares the percentage change in the cumulative total shareholder return on the Common Shares of the Company with the cumulative total return of the S&P/TSX Total Return Index during the period from October 28, 1997 (the first trading day of the Company) to March 1, 2002 based on the closing price of the Common Shares on October 28, 1997 and March 1, 2002 (the last trading day in the fiscal year of the Company) if $100 was invested and all dividends were reinvested, if any:

Cumulative Total Return on $100 Investment


2500
2000
1500
1000
500
0
Oct 28/97
Feb 27/98
Feb 26/99
Feb 29/00
Feb 28/01
Mar 1/02
Common Shares
S&P/TSX Total Return Index

	October 28, 1997	February 27, 1998	February 26, 1999	February 29, 2000	February 28, 2001	March 1, 2002
Common Shares	$100	$78	$162	$2,449	$715	$456
S&P/TSX Total Return Index	$100	$106	$96	$141	$126	$122

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Company maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The annual premium payable by the Company in respect of such insurance is US$995,000 and the total amount of insurance purchased for the directors and officers as a group is US$40,000,000. The directors and officers are not required to pay any premium in respect of the insurance. In addition to the premiums, the Company is liable for US$250,000 or US$1,000,000 per claim depending upon the type of claim under the deductibility provisions of the policy. The policy contains standard industry exclusions and no claims have been made thereunder to date.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

The following Named Executive Officer had indebtedness to the Company during the last fiscal year.

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During Fiscal Year ended March 2, 2002	Amount Outstanding as at June 30, 2002
Donald Morrison, Chief Operating Officer, BlackBerry Toronto, Ontario	Loan from Company	$200,000	$200,000

The term of the loan to Mr. Morrison is evidenced by a promissory note dated October 9, 2001 executed by Mr. Morrison in favour of the Company. The promissory note provides that the principal is non-interest bearing and is repayable on demand, to be repaid no later than five years from the date the principal was advanced under the promissory note, being October 9, 2006. If any of the amounts payable under the promissory note remain outstanding, the Company may set-off such amount against any amounts owing to Mr. Morrison, including, without limitation, unpaid salary, bonus, vacation pay and severance pay. In addition, a condition in the promissory note states that Mr. Morrison will not exercise any stock options held in the Company until Mr. Morrison has repaid the amount of indebtedness to the Company. Included in Other Annual Compensation in the Compensation Table for Mr. Morrison is $2,465, representing the imputed interest on the above loan.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or an officer of the Company nor any proposed nominee at any time since the beginning of its last completed financial year, or any associate of any such director or officer, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Management Information Circular. Furthermore, no insider of the Company, proposed nominee for election as a director of the Company or any associate or affiliate of any insider or proposed nominee has or had a material interest, direct or indirect, in any transaction since the beginning of the Company's last financial year or in any proposed transaction to be entered into by the Company.

COMMON SHARE PURCHASE PROGRAM

On October 3, 2001, the Company announced that the Board of Directors had approved a plan to acquire up to 5,000,000 Common Shares of the Company's outstanding shares through the facilities of the Nasdaq National Market. From October 4, 2001 to the date herein, the Company has repurchased for cancellation 1,055,000 of its outstanding Common Shares pursuant to its common share purchase program. Shareholders may obtain copies of the notices filed in respect of the common share purchase program, at no cost, by contacting the Corporate Secretary of the Company.

REPORT ON CORPORATE GOVERNANCE PRACTICES

The TSX include a specific set of guidelines (the "TSX Guidelines") which are intended to assist listed companies in their approach to corporate governance. The TSX Guidelines address matters such as the constitution of the Board of Directors and the functions to be performed by the Board. Pursuant to the requirements of the TSX, listed companies must annually disclose their approach to corporate governance. The Company's approach to corporate governance is summarized below.

BOARD MANDATE

The Company's Board of Directors is ultimately responsible for supervising the management of the business and affairs of the Company and, in doing so, is required to act in the best interests of the Company. The Board of Directors discharges, in part, its responsibility directly and through the Audit Committee and Compensation Committee. The Board of Directors meets regularly to review the business operations and financial results of the Company. Meetings of the Board of Directors include regular meetings with management to review and discuss specific aspects of the operations of the Company. During the fiscal year ended March 2, 2002, the Board of Directors met five times.

Specific responsibilities of the Board of Directors include:

- reviewing and approving the Company's strategic and operating plans;
- reviewing and approving significant operational and financial matters and providing direction to management on these matters;
- reviewing and identifying the principal risks of the Company's business and ensuring implementation of appropriate systems to manage these risks;
- reviewing and approving corporate objectives and goals applicable to senior management of the Company and assessing and monitoring the performance of senior management;
- involvement in the hiring and replacement of the senior management of the Company and succession planning for senior management personnel; and
- reviewing and assessing the Company's internal controls and management information systems.

BOARD COMMITTEES

For all of fiscal 2002, each of the Audit Committee and the Compensation Committee were composed of outside directors and unrelated directors, consistent with the TSX Guidelines. The Company does not have an Executive Committee.

The Audit Committee met six times during the year to review the interim and annual financial statements and to make recommendations to the Board of Directors. The Audit Committee has direct communication channels with the Company's internal finance department to review issues as appropriate and meets directly with the external auditors of the Company on a regular basis. The Audit Committee also makes recommendations as to the implementation and operation of internal control and financial reporting systems.

The Compensation Committee is involved with all compensation issues regarding directors and senior management of the Company, including establishing the remuneration of the Co-Chief Executive Officers reviewing and making recommendations concerning the operation of the Company's Stock Option Plan and reporting to shareholders concerning executive compensation.

The Company's disclosure of its corporate governance practices is further set out in matrix form and attached to this Management Information Circular as Schedule "B".

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is mandated to monitor audit functions, the preparation of financial statements, review press releases on financial results, review other regulatory documents as required, and meet with outside auditors independently of management.

The Company's Audit Committee of the Board of Directors, which consists entirely of non-management independent directors, meets periodically with management and the independent auditors to ensure that each is discharging its respective responsibilities, to review the consolidated financial statements and the independent auditors' report and to discuss significant financial reporting issues and auditing matters. The external auditors have full and unrestricted access to the Audit Committee to discuss audit findings, financial reporting and other related matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

The Audit Committee has discussed with the Company's co-auditors, Zeifman & Company LLP and Ernst & Young LLP, issues about independence and have received written disclosures from these firms confirming such.

Based on the review and discussions above, the committee has recommended to the Board to include the audited consolidated financial statements in the annual report to the shareholders.

The members of the Audit Committee have approved the contents of this report and its inclusion in this Management Information Circular.

Report Presented by:

Douglas Wright (Chairman of Audit Committee)
Kendall Cork
James Estill

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management of the Company knows of no matters to come before the Meeting other than as set forth in the Notice of Meeting. However, if other matters which are not known to management should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

AVAILABILITY OF DOCUMENTS

Copies of the following documents are available upon written request to the Secretary of the Company at 295 Phillip Street, Waterloo, Ontario, N2L 3W8:

(i) the 2002 Annual Report to Shareholders containing the audited consolidated financial statements for the year ended March 2, 2002 together with the accompanying report of the auditors;

(ii) the interim financial statements for periods subsequent to March 2, 2002;

(iii) this Management Information Circular; and

(iv) the 2002 Annual Information Form.

GENERAL

All matters referred to herein for approval by the shareholders require a simple majority of the shareholders voting at the Meeting, whether in person or by proxy. Except where otherwise indicated, information contained herein is given as of the date hereof.

The undersigned hereby certifies that the contents and the sending of this Management Information Circular have been approved by the board of directors of the Company. A copy of this circular has been sent to each director of the Company, each shareholder entitled to notice of the Meeting and to the auditors of the Company.

DATED at Waterloo, Ontario, the 2nd day of July, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Charles B. Meyer,
Chief Legal Officer and Corporate Secretary

Schedule "A"
Resolution of the Shareholders

Resolution to Approve Stock Option Plan Additional Common Share Reservation

This resolution must be approved by a majority of the votes cast by shareholders who vote in person or by proxy in respect of this resolution.

IT IS RESOLVED as an ordinary resolution of the Corporation:

1. the reserving of an additional 2,755,950 Common Shares for issuance on exercise of additional Options granted under the Stock Option Plan, be and is hereby approved;

2. the directors of the Corporation be and they are hereby authorized to effect any amendments to the Stock Option Plan that may be required by the Toronto Stock Exchange; and

3. any officer or director of the Corporation be and is hereby authorized to do such acts as may be required to give effect to the foregoing.

Schedule "B"
Disclosure of Corporate Governance Practices

TSX Corporate Governance Committee Guidelines		Does the Company Align?	Comments
1.	Board should explicitly assume responsibility for stewardship of the Company specifically for:		
(a)	adoption of a strategic planning process	Yes	The Board participates in the strategic planning process as the acceptor/adopter of strategic plans developed and proposed by management. A portion of time at every board meeting is set aside to discuss strategic planning process and matters. Discussion is encouraged and management benefits from the advice and guidance of the Board on important strategic issues.
(b)	identification of principal risks, and implementing risk management systems	Yes	The Board, through the Audit Committee, has specifically identified the Company's principal risks and manages these risks through regular appraisal of management's practices on an ongoing basis.
(c)	succession planning and monitoring senior management	Yes	The Board reviews its organization structure and succession planning matters at least annually. All external members of the Board have the responsibility for succession planning as it relates to senior management. The Board monitors the Co-CEO's performance and places the Co-CEO's with the responsibility of monitoring other senior management.
(d)	communications policy	Yes	The Board has assigned investment relations responsibilities primarily to its Chief Financial Officer, Dennis Kavelman. The Board, through and with the assistance of senior management, has established procedures to ensure consistency in the manner that communications with shareholders and the public are managed. The Audit Committee reviews press releases containing the quarterly results of the Company prior to release. In addition, all press releases of the Company are reviewed by internal legal counsel. The Company's communication policy has been established in accordance with the relevant disclosure requirements under applicable Canadian and United States securities laws.
(e)	integrity of internal control and management information systems	Yes	The Audit Committee has the responsibility to oversee the integrity of internal controls to manage information systems with respect to financial matters. The Audit Committee meets with the Company's external auditors on a quarterly basis.

TSX Corporate Governance Committee Guidelines			Does the Company Align?	Comments
2.		Majority of directors should be "unrelated" (independent of management and free from conflicting interest)	No	Three of the directors of the Company are related directors of the Company and three of the directors of the Company are unrelated directors within the meaning of the Guidelines. The Board believes that the current unrelated directors provide appropriate independent representation for the public shareholders of the Company.
3.		Disclosure for each director whether he or she is related, and how that conclusion was reached	Yes	Mr. Michael Lazaridis - Related - is President and Co-Chief Executive Officer of the Company. Mr. James L. Balsillie - Related - is Chairman and Co-Chief Executive Officer of the Company. Mr. Douglas E. Fregin - Related – is Vice-President, Operations of the Company. For the remainder of the proposed directors, none of them or their associates has: - worked for the Company - material contracts with the Company - received remuneration from the Company with the exception of stock options. Kendall Cork - Unrelated Dr. Douglas Wright - Unrelated James Estill - Unrelated
4.	(a)	Appoint a committee responsible for appointment/assessment of directors	No	Due to the size of the Board, the Board has not created a stand-alone committee to deal with such matters. The Board has responsibility for nominating new directors.
	(b)	Composed exclusively of non-management directors, the majority of whom are unrelated	N/A	
5.		Implement a process for assessing the effectiveness of the board, its committee and directors	Yes	The Board monitors the effectiveness of the relationship between management and the Board, the effectiveness of Board operations, the operations of the Board committees and that of individual directors, to recommend improvements to each of the above.
6.		Provide orientation and education programs for new directors	Yes	The Board ensures that every new director possesses the capacities, expertise, availability and knowledge required to fill this position adequately. Reports relating to the Company's business and affairs are provided to new directors. In addition, new Board members meet with senior management of the Company to review the business and affairs of the Company. Currently, the Board is responsible for the orientation and education of new directors.

TSX Corporate Governance Committee Guidelines			Does the Company Align?	Comments
7.		Consider reducing size of board, with a view to improving effectiveness	Yes	The Board has determined that the size of the Board is appropriate for the Company at this time and offers the flexibility to respond quickly to corporate opportunities and challenges as they arise from time to time. The Board as currently constituted brings together a mix of skills, backgrounds and attitudes that the Board considers appropriate for the stewardship of the Company.
8.		Review compensation of directors in light of risks and responsibilities	Yes	The Board has determined that the compensation paid to directors is adequate in light of their risks and responsibilities. Only non-related directors are compensated for acting as a director of the Company. Although the Board has determined that the size of the Board is adequate for the Company at this time, in the event that circumstances change that require an increased Board the Compensation Committee will be given the mandate to review the compensation of the directors in light of the risks and responsibilities and bring the resulting suggestions to the Board for its consideration.
9.	(a)	Committees should generally be composed of non-management directors	Yes	The Board has two committees: the Audit Committee and the Compensation Committee. All of the members of the Audit Committee and Compensation Committee are non-management.
	(b)	Majority of committee members should be unrelated	Yes	The Audit Committee consists of three members, all of whom are unrelated directors. The Compensation Committee consists of two members, all of whom are unrelated.
10.		Appoint a committee responsible for approach to corporate governance issues	No	Given the small size of the Board, the Company does not have a Corporate Governance Committee, but regularly reviews matters pertaining to governance including committee membership and mandates, making recommendations for change and for other such initiatives that may be deemed to be in the interest of the Board in order to improve corporate governance. The Board, as a whole, considers corporate governance matters at all times.
11	(a)	Define limits to management's responsibilities by developing mandates for:		
		(i) the board	No	There is no specific mandate for the Board. Any responsibility, which is not delegated, to senior management or a committee of the Board remains the responsibility of the Board.
		(ii) the CEO	No	The Board is satisfied that it is not necessary to develop written objectives for the Co-CEOs.

TSX Corporate Governance Committee Guidelines		Does the Company Align?	Comments
(b)	Board should approve CEO's corporate objectives	Yes	The Board in conjunction with management establishes the corporate objectives of the Company annually which, in turn, are expected to be implemented by the Co-CEO's.
12.	Establish structures and the procedures to enable the board to function independently of management	Yes	One of the Co-CEOs, James Balsillie, is also the Chair of the Board. In the view of the Board, the fact that Mr. Balsillie occupies both offices does not impair the ability of the Board to act independently of management; however, the Board is of the opinion that a close working relationship with the executive team is currently in the best interests of the Company. The Board believes that Mr. Balsillie's extensive knowledge of the Company's business is beneficial to the other directors and Mr. Balsillie's participation as a director and the Chairman contributes to the effectiveness of the Board. If it is considered necessary, independent members of the Board will meet in absence of management.
13. (a)	Establish an audit committee with a specifically defined mandate	Yes	The Audit Committee is mandated to monitor audit functions, the preparation of financial statements, review press releases on financial results, review other regulatory documents as required, and meet with outside auditors independently of management.
(b)	All members should be non-management directors	Yes	All of the three members of the Audit Committee are non-management directors.
14.	Implement a system to enable individual directors to engage outside advisors, at Company's expense	Yes	Individual directors may engage the services of an outside advisor with the approval of the Board.

DOCUMENT 2

RESEARCH IN MOTION LIMITED

FORM OF PROXY FOR ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS To be held on August 12, 2002

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY

The undersigned shareholder of Research In Motion Limited (hereinafter called the "Company") hereby nominates and appoints James L. Balsillie, Chairman and Co-Chief Executive Officer of the Company, or failing him, Michael Lazaridis, President and Co-Chief Executive Officer of the Company, or instead of either of the foregoing ___________________________, as proxyholder of the undersigned, with full power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned at the annual meeting of shareholders to be held on August 12, 2002 at 6:30 p.m. and at all adjournments thereof (the "Meeting"). The undersigned specifies that the common shares of the Company registered in the name of the undersigned are to be voted (or withheld from voting) in respect of the matters listed below, as follows:

1. **FOR ☐ or WITHHELD FROM VOTING IN RESPECT OF ☐** the election as directors of the nominees referred to in the Management Information Circular of the Company dated July 2, 2002 (the "Circular"), namely James L. Balsillie, Michael Lazaridis, Douglas E. Fregin, E. Kendall Cork, Dr. Douglas Wright and James Estill;

2. **FOR ☐ or WITHHELD FROM VOTING IN RESPECT OF ☐** the appointment of Zeifman & Company LLP and Ernst & Young LLP as co-auditors, of the Company and authorizing the directors to fix their remuneration; and

3. **FOR ☐ or AGAINST ☐** the reconstitution of the Company's Stock Option Plan to provide for the reserving of an additional 2,755,950 common shares of the Company pursuant to the Stock Option Plan.

Where no choice is specified above, this proxy will be voted FOR each of the aforementioned matters.

This proxy confers discretionary authority as to any amendments proposed at the Meeting in respect of matters identified in the Notice of Annual and Special Meeting of Shareholders dated July 2, 2002 and as to any other matters that may properly come before the Meeting or any adjournment thereof. As of the date hereof, management of the Company knows of no such amendment or other matters.

The common shares of the undersigned represented by this proxy will be voted or withheld from voting in accordance with the specification, if any, of the undersigned in respect of any ballot that may be called for at the Meeting or any adjournment thereof.

The persons named in this Proxy are directors or management of the Company. **A shareholder may appoint a proxyholder (who need not be a shareholder) other than the persons designated in this form of proxy to attend and act on his behalf at the Meeting. To exercise this right, the shareholder should either (i) insert such person's name in the space provided; or (ii) submit another appropriate proxy.**

The undersigned hereby revokes all prior proxies given with respect to the common shares of the undersigned and authorizes the person voting this proxy to inform holders of any prior proxy of such revocation.

Please sign name exactly as it appears on your share certificate. If the appointer is a Company, the form of proxy must be executed under its corporate seal and signed by an officer or attorney duly authorized. Persons signing as executors, administrators, trustees, etc. should so indicate.

UNLESS THIS PROXY IS DATED IN THE SPACE PROVIDED BELOW FOR THAT PURPOSE, IT SHALL BE DEEMED TO BEAR THE DATE ON WHICH IT WAS MAILED BY THE MANAGEMENT OF THE COMPANY.

DATED this _____ day of ________________, 2002.

____
Signature of Shareholder

____
Print name of shareholder as it appears on your share certificate

This proxy will not be valid and will not be acted upon or voted unless it is signed and delivered to Computershare Trust Company of Canada, 1500 University Street, Suite 700, Montreal, Quebec, H3A 3S8 on or before the close of business on the last day preceding the day of the Meeting or any adjournment thereof at which this proxy is to be used, or delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting.

DOCUMENT 3

TWO THOUSAND TWO

ANNUAL REPORT

RESEARCH IN MOTION


BLACKBERRY
12:21 PM
TUES, MAY 21
GPRS
Phone

2002

2002



CORPORATE OVERVIEW.

Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the mobile communications market. Through development and integration of hardware, software and services, RIM® provides solutions for seamless access to time-sensitive information and communications including email, phone, messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third-party developers and manufacturers around the world to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products and services includes the BlackBerry™ wireless solution, the RIM Wireless Handheld™ product line, embedded radio modems and software development tools.

Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in Canada, the United States and Europe. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSE: RIM). Investors may contact investor_relations@rim.net. Web sites: www.rim.net and www.blackberry.net



FINANCIAL HIGHLIGHTS

(in thousands of U.S. dollars, except per share amounts)	2002	FISCAL YEAR 2001	2000
Statement of Operations Data			
Revenue	$ 294,053	$ 221,327	$ 84,967
Gross margin	$ 98,560	$ 87,475	$ 36,393
Net income (loss) before write-down of investments	$ (23,129)	$ 8,539	$ 10,498
Write-down of investments	$ 5,350	$ 14,750	$ –
Net income (loss)	$ (28,479)	$ (6,211)	$ 10,498
Earnings (loss) per share before write-down of investments			
Basic	$ (0.29)	$ 0.12	$ 0.16
Diluted	$ (0.29)	$ 0.12	$ 0.14
Earnings (loss) per share			
Basic	$ (0.36)	$ (0.08)	$ 0.16
Diluted	$ (0.36)	$ (0.08)	$ 0.14
Operating Data *(percentage of revenue)*			
Gross margin	33.5%	39.5%	42.8%
Research and development – gross	16.8%	11.6%	14.4%
Selling, marketing and administration	34.8%	29.5%	16.4%
Balance Sheet Data			
Cash, cash equivalents and marketable securities	$ 644,559	$ 721,927	$ 218,242
Total assets	$ 948,157	$ 970,063	$ 337,227
Shareholders' equity	$ 876,745	$ 902,933	$ 311,391


ANNUAL REVENUE
$ MILLIONS
350
300
250
200
150
100
50
0
20.9
47.3
85.0
221.3
294.1
98
99
00
01
02



LETTER TO SHAREHOLDERS.



FELLOW SHAREHOLDERS, In fiscal 2002, RIM continued to grow as our carrier partners in North America, Europe and Asia began the rollout of BlackBerry on their next-generation GPRS networks. Revenue grew 33% from $221 million to $294 million and the BlackBerry subscriber base almost doubled to 320,000 users in over 14,400 companies.

Last year, we set forth a number of goals for fiscal 2002, which included growing the BlackBerry user base, launching BlackBerry in the UK and other European markets, launching BlackBerry with GSM/GPRS carriers in North America, completing the development of handhelds for CDMA/1XRTT, leveraging Java™ 2 Micro Edition (J2ME) to spur the development of third-party software applications, transitioning to an SAP system (an Enterprise-wide Resource Planning system), and bringing RIM's new manufacturing facility online.



We are pleased to report that we have met or exceeded these goals during fiscal 2002. BlackBerry has continued to expand its user base within North America. BlackBerry has been launched on GSM/GPRS networks operated by mm02 group (formerly BT Cellnet®) in Europe and VoiceStream Wireless Corporation in the United States as well as Rogers™ AT&T Wireless® in Canada.

EMPLOYEE GROWTH
BY DEPARTMENT
FISCAL 2000-2002



NUMBER OF EMPLOYEES
700
600
500
400
300
200
100
0
186
331
589
00 01 02
Research and Development
120
309
610
Sales and Marketing
70
213
337
Finance, Administration and IT
136
403
404
Manufacturing

In addition, RIM announced relationships with a number of other carriers in Europe and North America and an agreement with Hutchison Telecom to bring BlackBerry to Asia for the first time. By embracing J2ME, we have also expanded the base of developers working on applications for BlackBerry and announced relationships with such enterprise software companies as SAP, Siebel Systems, Xerox and Cognos. Our CDMA/1XRTT handhelds are currently being tested with carriers, our new 197,000 square foot manufacturing facility is up and running, and RIM is now completely operational on SAP.

FINANCE

The economic environment during fiscal 2002 was challenging as enterprise spending slowed across a number of industry sectors. In addition, the complexities of next-generation network rollouts proved to be significant. Several carriers were forced to delay the commercialization of these networks and consequently their GSM/GPRS BlackBerry deployments. Despite these challenges, RIM's revenues grew at a healthy 33% from \$221 million to \$294 million. This growth was largely driven by the dominance of BlackBerry as the preferred wireless enterprise messaging solution in North America and continued sales of BlackBerry and RIM handhelds for Mobitex/DataTAC® networks.

Excluding a write-down of raw materials inventory, product and services gross margins in fiscal 2002 were in line with prior years. We expect gross margin to continue to be strong in fiscal year 2003 due to the growing proportion of revenues from services and software as well as manufacturing and product efficiencies.

RIM continues to be well financed with approximately $645 million in cash and equivalents at year-end. We believe that our balance sheet will provide us with the necessary resources to continue our growth and execute on our corporate strategy.

BLACKBERRY

BlackBerry is the core revenue-driver of RIM's business and continues to be recognized as the corporate standard for wireless data communications in North America across a wide range of industries and government agencies.



This year marks the launch of RIM's integrated solution for wireless data and voice applications. RIM introduced the BlackBerry 5810™ for North America and the BlackBerry 5820™ for Europe and Asia, as well as the BlackBerry Java Development Environment (JDE) to facilitate the development of third-party applications for BlackBerry.

Fiscal 2002 has also been significant in terms of establishing new carrier relationships. In North America we announced partnerships for GSM/GPRS with VoiceStream Wireless Corporation, AT&T Wireless and Rogers AT&T Wireless. We also announced a partnership with Nextel Communications, Inc. for iDEN® New European relationships include Telecom Italia Mobile (TIM) in Italy, T-Mobile in Germany and Vodafone in the UK. We also announced our first Asian carrier partnership with Hutchison Telecom in Hong Kong and a partnership with Telstra in Australia. Cingular Wireless and Motient Corporation in the United States and Bell Mobility in Canada also continue to be important partners for RIM.

This year, RIM completed the realignment of its direct sales efforts to a focus on carrier sales and marketing support in order to drive BlackBerry demand through our carrier relationships. In the coming year, we expect to continue these efforts in order to facilitate successful BlackBerry launches with our partners around the world.



GSM/GPRS CARRIER PARTNERSHIPS FOR BLACKBERRY:

AT&T Wireless (United States)

VoiceStream (United States)

Rogers AT&T Wireless (Canada)

mm02 (UK, Ireland, Netherlands, Germany)

Vodafone (UK)

T-Mobile (Germany)

Telecom Italia Mobile (Italy)

Hutchison Telecom (Hong Kong)

Telstra (Australia)


GLOBAL GSM AVAILABILITY
GSM AVAILABLE

Source: GSM Association. www.gsmworld.com/roaming/gsminfo/index.shtml

TECHNOLOGY

RIM continues to be recognized as the innovator and industry leader in wireless data technology and enterprise software. This year RIM opened its new state-of-the-art Research and Development (R&D) facility in Waterloo. The facility is complete with industry leading research, testing and certification labs that will facilitate new product development and help speed time to market of these new products. We now have approximately 600 technical personnel in our three facilities in Waterloo, Kanata and Toronto, with the majority based in Waterloo. Gross R&D expenditures for fiscal 2002 increased to $49.5 million from $25.7 million in the previous year and we continue to invest to maintain our technological lead in the market.

This year, we successfully launched GPRS-enabled handhelds in Europe, North America and Asia, launched integrated voice and data handhelds for the corporate market, completed the development of a CDMA/1XRTT BlackBerry handheld, and launched a GPRS OEM radio modem. RIM also announced an agreement to work with Nextel and Motorola,™ Inc. to develop and produce a BlackBerry handheld for Nextel's nationwide iDEN network and the development of a BlackBerry reference design program to expand the scope of BlackBerry to include additional form factors and market segments.

RIM has now made its Java Development Environment (JDE) available, which will make it easy for the more than 3 million Java developers worldwide to build applications to support BlackBerry. This year, RIM also formed a number of partnerships to bring enterprise applications such as Customer Relationship Management, Sales Force Automation and Business Intelligence to BlackBerry.



Major projects for the coming year include new form factors for GSM/GPRS, the commercial launch of a CDMA/1XRTT BlackBerry handheld, the launch of BlackBerry for the iDEN network, the development of relationships with OEM and handset vendors for the licensing of BlackBerry software and hardware reference designs, and the continued enhancement of the BlackBerry user experience through third-party software development and extensions to the BlackBerry Enterprise Server.

SALES AND MARKETING

The BlackBerry brand continues to be strong in North America and has become part of the popular lexicon. This experience is now beginning to be replicated in the UK as well. RIM continues to get prominent coverage in the media and continues to foster brand awareness through targeted advertising campaigns and cooperative marketing efforts with our partners. The coming year will be focused on facilitating the successful launch of our carrier partners with BlackBerry and growing awareness of the BlackBerry solution in our new markets in Europe and Asia as well as continuing to expand awareness in North America.

MANUFACTURING

RIM's new 197,000 square foot manufacturing facility in Waterloo is now operational and, at full utilization, will have a production capacity of over 6 million units per year. This capacity should be sufficient to meet demand for our products for the foreseeable future.

We continue to manufacture our products in-house, which provides the benefits of integration between Manufacturing and R&D, stringent quality control, and close direct relationships with suppliers. RIM may evaluate outsourcing alternatives, particularly for overseas markets, once demand starts to scale globally.



FOCUS FOR FISCAL 2003

Fiscal 2002 was exciting with the launch of BlackBerry globally on next-generation GPRS networks and the achievement of all of the goals we set forth in this report last year. Going forward, we will continue to focus on the execution of our business plan and the global expansion of our business. We believe our core focus on maintaining technological leadership and our dedication to making our carrier partners successful will position us to meet both the challenges and the opportunities of the coming year.

RIM expects fiscal 2003 to bring with it a dramatic expansion in the geographic availability of BlackBerry, new BlackBerry handheld form factors for next-generation networks, and strong growth in our subscriber base.

We also anticipate significant enhancements to the BlackBerry software platform in fiscal 2003. The launch of the Mobile Data Service (MDS) will allow customers to easily extend their enterprise applications to BlackBerry handhelds; a planned upgrade to the BlackBerry Enterprise Server will add increased functionality and IT management and administration capabilities; and new handheld software will further enhance the BlackBerry user experience.

Our specific goals for fiscal 2003 include:

1. Significantly increase the BlackBerry user base in North America and globally.
2. Work closely with our carrier partners around the world to facilitate the successful launch and adoption of BlackBerry on their next-generation networks.
3. Deliver BlackBerry products for CDMA/1XRTT and iDEN networks and introduce additional BlackBerry handheld form factors.
4. Significantly enhance both the BlackBerry Enterprise Server technology for Exchange and Domino, as well as the BlackBerry handheld software, to take advantage of next-generation networks.
5. Expand the number of Java-based, third-party enterprise applications that are available for BlackBerry in order to drive value for our customers.
6. Grow the BlackBerry opportunity through the strategic licensing of our hardware reference design and BlackBerry software platform.
7. Continue to foster a culture of innovation, growth and achievement among employees in our organization.

Thank you for your continued support during the past year and we look forward to continued success in fiscal 2003.

Yours Sincerely,

Mike Lazaridis
President & Co-CEO

Jim Balsillie
Chairman & Co-CEO

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read together with our audited annual consolidated financial statements and the accompanying notes in this Annual Report.

Some of the statements set forth in this section are forward-looking statements relating to the Company's future results of operations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Please see "Forward-Looking Statements."

All financial information herein is presented in thousands of United States ("U.S.") dollars, except per share data, and except as otherwise indicated.

Overview

Research In Motion Limited ("RIM") is a leading designer, manufacturer and marketer of innovative wireless solutions for the mobile communications market. Through development and integration of hardware, software and services, RIM provides solutions for seamless access to time-sensitive information and communications including email, phone, messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third-party developers and manufacturers around the world to enhance their products and services with wireless connectivity.

Revenue for the year increased 32.9% to $294.1 million from $221.3 million in the previous year. The BlackBerry wireless email solution again proved to be the main revenue-driver for RIM, increasing to 73.7% of revenue in fiscal 2002 from 54.4% in the previous year. We anticipate that BlackBerry will continue to drive the Company's growth in the future with revenue from handhelds, software, service and licensing.

Highlights subsequent to fiscal 2001 were:

- RIM was awarded a patent for the BlackBerry Single Mailbox Integration system, which is an important element for RIM's BlackBerry wireless email solution.
- RIM developed and launched new software for BlackBerry which allows for wireless calendar synchronization.
- RIM launched the BlackBerry 5820, the first General Packet Radio System ("GPRS") handheld, of which the Company made significant shipments to mmO2 (formerly part of British Telecommunications). Through mmO2 BlackBerry is now commercially available in the United Kingdom, the Netherlands, Germany and Ireland. Other European customers include Telecom Italia Mobile and T-Mobile.
- RIM announced the first Java™ technology-based wireless handheld, utilizing the Java 2 Micro Edition as a core operating system. Java technology provides an industry standard programming platform that significantly eases the development and deployment of wireless applications.
- RIM signed a multi-year agreement with Nextel Communications, Inc. to develop a BlackBerry Wireless Handheld for Nextel's iDEN® network.
- RIM announced a new family of OEM radio modems for GSM/GPRS wireless networks, providing RIM the opportunity to access international markets.
- RIM developed and launched the first GSM/GPRS voice-enabled handheld in North America, the BlackBerry 5810, and signed supply agreements with VoiceStream Wireless Corporation, AT&T Wireless and Rogers AT&T Wireless.
- RIM announced an agreement with Hutchison Telecommunications to provide BlackBerry to corporate customers in Hong Kong, making Hutchison Telecom the first mobile operator to offer BlackBerry in Asia.

The net loss was $28.5 million in fiscal 2002 versus $6.2 million in the prior year. Net loss for the year ended March 2, 2002, before the write-down of investments of $5.4 million, was $23.1 million compared to the prior year's net income of $8.5 million before the write-down of investments of $14.8 million.

Summary Results of Operations

OPERATING HIGHLIGHTS	FISCAL 2002	FISCAL 2001
Revenue	$ 294,053	$ 221,327
Gross margin	$ 98,560	$ 87,475
Gross margin percentage	33.5%	39.5%
Net income (loss) before write-down of investments	$ (23,129)	$ 8,539
Write-down of investments	5,350	14,750
Net loss	$ (28,479)	$ (6,211)
Basic & diluted loss per share	$ (0.36)	$ (0.08)

Selected Quarterly Financial Data – Unaudited

2002 FISCAL YEAR	FOURTH QUARTER	THIRD QUARTER	SECOND QUARTER	FIRST QUARTER
Revenue	$ 66,132	$ 70,857	$ 80,059	$ 77,005
Gross margin	27,826	26,472	14,897	29,365
Net income (loss) before write-down of investments	(8,550)	(6,258)	(12,169)[1]	3,848
Net income (loss)	$ (8,550)[1]	$ (6,258)	$ (17,519)[2]	$ 3,848
Earnings (loss) per share				
Basic	$ (0.11)	$ (0.08)	$ (0.22)	$ 0.05
Diluted	$ (0.11)	$ (0.08)	$ (0.22)	$ 0.05

2001 FISCAL YEAR	FOURTH QUARTER	THIRD QUARTER	SECOND QUARTER	FIRST QUARTER
Revenue	$ 90,079	$ 61,629	$ 42,521	$ 27,098
Gross margin	34,486	23,704	17,144	12,141
Net income (loss) before write-down of investments	8,280	1,496	(1,625)	388
Net income (loss)	$ (6,470)[2]	$ 1,496	$ (1,625)	$ 388
Earnings (loss) per share				
Basic	$ (0.08)	$ 0.02	$ (0.02)	$ 0.01
Diluted	$ (0.08)	$ 0.02	$ (0.02)	$ –

Notes:

(1) During the second quarter of fiscal 2002, the Company recorded a bad debt provision of $6,900 to write down the trade receivable balance of Motient Corporation ("Motient") to its then estimated net realizable value. The provision was charged to selling, marketing and administration on the Consolidated Statement of Operations and Retained Earnings in the second quarter.

During the fourth quarter of fiscal 2002, the Company collected trade receivable monies from Motient previously provided for, resulting in an income amount of $3,950. This amount was recorded as a reduction to selling, marketing and administration expense in the fourth quarter and represented approximately $0.03 per share after tax. This is further described later in this MD&A under *Selling, Marketing and Administration Expenses.*

(2) The Company recorded a write-down of its investments in the amount of $5,350 during the second quarter of 2002 and a write-down of its investments in the amount of $14,750 in the fourth quarter of 2001.

Revenue

Revenue increased $72.7 million or 32.9% to $294.1 million for the year ended March 2, 2002 from $221.3 million for the previous year. RIM's revenues are generated through a number of sources. Sales of BlackBerry Wireless Handhelds to large corporate customers, strategic partners and network operators continue to generate significant revenue streams for the Company. Additionally, the Company earns an increasing amount of its revenues from recurring monthly revenues for BlackBerry service. Revenues are also generated from:

- licensing of BlackBerry software
- sales of radio modems to OEM manufacturers
- non-recurring engineering development services ("NRE")

REVENUE MIX
Fiscal 2002


Software and NRE
8.5%
61.3%
Hardware
30.2%
Service

REVENUE MIX
Fiscal 2001


Software and NRE
7.9%
79%
Hardware
13.1%
Service

A comparative revenue breakdown is set out in the following table:

	FISCAL YEAR 2002			FISCAL YEAR 2001		GROWTH 2002/2001
Handhelds and other hardware products	$ 180,372	61.3%	$	174,750	79.0%	$ 5,622
Service	88,880	30.2%		29,067	13.1%	59,813
Software, non-recurring engineering ("NRE") and other	24,801	8.5%		17,510	7.9%	7,291
	$ 294,053	100.0%	$	221,327	100.0%	$ 72,726

Fiscal 2002 was a transition year for RIM in terms of its handheld products and revenues, as RIM added GPRS wireless handhelds to its product portfolio. Handhelds and other hardware product revenues increased by $5.6 million or 3.2% to $180.4 million or 61.3% of consolidated revenues in 2002 compared to $174.7 million or 79.0% of revenues for the prior year.

Consistent with the Company's strategic plan, service revenue increased $59.8 million or 205.8% to $88.9 million in fiscal 2002 from $29.1 million in 2001; and comprised 30.2% of consolidated revenues. BlackBerry subscribers increased by 156,000 or 94.5% to approximately 321,000 in the current year from approximately 165,000 as at February 28, 2001. Over 14,400 organizations are currently using BlackBerry.


BLACKBERRY SUBSCRIBER GROWTH
(ALL NUMBERS APPROXIMATE)
TOTAL SUBSCRIBERS (000's)
400
350
300
250
200
150
100
50
0
23
165
321
00
01
02

Software, NRE and other revenues increased by $7.3 million to $24.8 million or 8.5% of consolidated revenues compared to $17.5 million or 7.9% of revenues in the previous year. Software growth is generally consistent with the increase in service revenues while NRE revenues increased primarily as a result of securing a large contract with one customer that commenced during the second quarter of 2002.

The Company's comparative geographical revenue distribution is set out below:

	MARCH 2, 2002	FEBRUARY 28, 2001	FEBRUARY 29, 2000
Sales			
Canada	7.3%	7.6%	7.3%
United States	81.5%	92.4%	92.7%
Foreign	11.2%	–	–
	100.0%	100.0%	100.0%

The Company expects its percentage of total sales outside of the United States to again increase in fiscal 2003 as a result of executing its planned expansion of its revenue base into continental Europe and parts of Asia.

Gross Margin

Gross profit increased to $98.6 million or 33.5% of revenue in the current fiscal year, compared to $87.5 million or 39.5% in the previous year. The net decrease in gross margin percentage was primarily due to the Company recording *a write-down to the carrying values of its inventories of legacy component raw materials parts during the second* quarter of fiscal 2002. The inventory write-down was charged to cost of sales on the Consolidated Statement of Operations and Retained Earnings.

The table below reconciles reported gross margins with the impact of the inventory write-down:

		COST OF SALES TOTAL
Cost of sales as reported	$	195,493
Write-down of inventories		(16,100)
Adjusted cost of sales	$	179,393

Gross margin for the year, before the impact of this write-down, was 39.0% compared to 39.5% in the previous year. The remaining reduction is a combination of a favourable product mix impact whereby higher gross margin software, NRE and other revenues in 2002 represent 8.5% of consolidated revenues in fiscal 2002 versus 7.9% in the prior year; unfavourable manufacturing variances due to the lower utilization of manufacturing capacity; and raw materials component parts inventory write-downs with respect to excess and/or obsolete quantities as well as adjustments to reflect the lower of cost or replacement cost given recent component part cost reductions in the industry.

Research and Development

Gross research and development expenditures, primarily composed of salaries for technical personnel, costs of related engineering materials, software tools and related information technology infrastructure support, as well as subcontracted research and development costs, increased by $23.8 million or 92.9% to $49.5 million or 16.8% of revenue in the year ended March 2, 2002 compared to $25.7 million or 11.6% of revenue in the previous year. After accounting for government funding in the form of expense reimbursements and scientific research and experimental development investment tax credits of $12.1 million for the current year and $7.4 million in the previous year, net research and development expenditures in fiscal 2002 represented $37.4 million or 12.7% of revenue versus $18.3 million or 8.3% of revenue in the previous year.

The total number of research and development employees increased 81% to 599 in the current fiscal year versus 331 in the prior year. Compensation expense increased by $12.5 million to $28.4 million in fiscal 2002 from $15.9 million in fiscal 2001.

Selling, Marketing and Administration Expenses

Selling, marketing and administrative expenses were $102.4 million for the current year compared to $65.2 million for fiscal 2001.

Consistent with its long-term strategic objectives, RIM increased its expense levels and personnel numbers to support BlackBerry and other sales and distribution channels. Additionally, increased expenses resulted from:

- increased BlackBerry sales and marketing initiatives
- brand penetration in Europe
- continued focus on joint channel marketing activities
- additional international sales and marketing personnel
- increased infrastructure and staffing in customer fulfilment activities such as call centre, order entry and processing, enhancements to billing systems, etc.
- increased infrastructure and staffing in administrative, financial and legal services to support the Company's rate of internal growth.

The total number of employees in sales, marketing and administration increased 81% to 947 in the current fiscal year versus 522 in the prior year. The related compensation expense increased by $26.5 million to $39.7 million in fiscal 2002 from $13.2 million in fiscal 2001.

The Company's selling, marketing and administration expenses were impacted as follows with respect to a large customer previously in Chapter 11 bankruptcy proceedings as noted below:

	SELLING, MARKETING & ADMINISTRATION EXPENSES ("SM&A") TOTAL
SM&A as reported	$ 102,359
Bad debt expense provision recorded in the 2nd quarter	(6,900)
Collection of trade receivables during the 4th quarter previously written off	3,950
Net bad debt expense attributable to customer	(2,950)
Adjusted SM&A	$ 99,409

Amortization

Amortization expense on account of capital and intangible assets increased by $8.9 million to $17.5 million for the year ended March 2, 2002 compared to $8.6 million for the prior year. The Company made expenditures with respect to capital and intangible assets of $81.0 million in fiscal 2002 and $65.6 million in the previous year. Major additions in the 2002 and 2001 fiscal years included land and office buildings, production equipment and tooling, research and development computers and equipment and computer infrastructure for the BlackBerry solution as well as capital equipment required for the expansion of operations internationally. Additionally, RIM continued to invest in the further acquisition, configuration and implementation of its fully integrated Enterprise Resource Planning SAP software.

Investment Income

Investment income increased in fiscal 2002 by $2.8 million to $25.7 million from $22.9 million in the year ended February 28, 2001. The increase is a result of higher average balances of cash, cash equivalents and marketable securities investments in fiscal 2002 versus the prior year being partially offset by declining average interest rates being realized. The weighted average yield for cash and cash equivalents as at March 2, 2002 is 1.7% (February 28, 2001 – 5.3%); and 2.7% for marketable securities as at March 2, 2002 (February 28, 2001 – 5.6%).

Write-Down of Investments

The Company made several strategic investments in technology companies in fiscal 2001, representing ownership positions of less than 10%. The Company did not exercise significant influence with respect to any of these companies.

The Company reviews the carrying values of its investments to determine if a decline in value other than temporary in nature has occurred. In its review of these investments for impairment, the Company considers the following matters:

- recent trading prices and trending if available
- where the investees required and obtained additional funding, values indicated by recent rounds of financing
- in certain instances, the investees required additional funding and were unable to obtain it. The Company has also declined to participate in proposed additional fundings for certain of these companies.
- in certain cases, the investment was made based upon a business model and/or plan that, in the Company's view, is no longer likely to be successfully executed
- in certain cases, actual "cash burn" rates and revised estimated "costs to market" are now well in excess of available resources, and
- where technology that is being developed is not necessarily proprietary and hence less valuable.

Based upon the foregoing review, the Company determined that an impairment in the carrying values of certain of its investments had occurred during the fourth quarter of fiscal 2001 and that the decline in value was other than temporary. Consequently the Company recorded a write-down of its investments in the amount of $14.8 million in fiscal 2001.

During fiscal 2002 the Company reviewed the remaining carrying values of these investments and determined that the financial, operational and strategic circumstances relating to most of these investments warranted an additional write-down of the carrying values. Consequently the Company recorded a further reduction of its investments in the amount of $5.4 million during the second quarter of 2002.

Income Taxes

The Company's fiscal 2002 consolidated net effective tax rate was 25.7% and was materially affected by the impact of:

- the write-down of investments, which was not tax effected. The Company's fiscal 2002 consolidated net effective tax rate, after accounting for the effect of this $5.4 million write-down, would have been 29.9%. For tax purposes the write-down would be characterized as a capital loss. The Company determined that it should record valuation allowances against the tax recoveries booked on the capital losses because management determined that it was more likely than not that the Company would not be able to utilize this capital loss carryforward, and
- varying tax rates in different foreign jurisdictions.

Net Loss

Net loss was $28.5 million in fiscal 2002 versus $6.2 million in the prior year. Net loss for the year ended March 2, 2002, before the write-down of investments of $5.4 million, was $23.1 million compared to prior year's net income of $8.5 million before the write-down of investments of $14.8 million.

Liquidity and Capital Resources

Cash flows generated from operating activities were $17.7 million in the current fiscal year compared to cash flow used in operating activities of $15.7 million in the prior year, an improvement of $33.4 million. The primary factor was a significant reduction in trade receivables, other receivables and inventory during 2002, as summarized in the following table:

AS AT	MARCH 2, 2002	FEBRUARY 28, 2001	REDUCTION
Trade receivables	$ 42,642	$ 50,268	$ (7,626)
Other receivables	5,976	13,894	(7,918)
Inventories	$ 37,477	$ 68,044	$ (30,567)

Cash flows used in financing activities were $4.3 million for the current year, including the buyback of common shares of $5.5 million pursuant to the Company's Normal Course Issuer Bid. Cash flows from financing activities for fiscal 2001 were $584.9 million, including net proceeds after costs of $580.2 million from the public offering of six million common shares in October 2000.

Cash flows used in investing activities were $181.7 million for the year ended March 2, 2002, including capital and intangible asset expenditures of $73.9 million and $7.1 million respectively, the acquisition of Plazmic Inc. for the net cash consideration portion of $9.7 million and the net acquisition of marketable securities of $91.0 million. Cash flows used in investing activities for the year ended February 28, 2001 were $60.6 million which included capital and intangible asset expenditures of $65.6 million less the net disposition of marketable securities of $5.0 million.

Cash, cash equivalents and marketable securities decreased by $77.4 million to $644.6 million as at March 2, 2002 from $721.9 million as at February 28, 2001. A comparative summary is set out below.

AS AT	MARCH 2, 2002	FEBRUARY 28, 2001	CHANGE
Cash and cash equivalents	$ 340,476	$ 508,822	$ (168,346)
Marketable securities	304,083	213,105	90,978
Cash, cash equivalents and marketable securities	$ 644,559	$ 721,927	$ (77,368)

Market Risk of Financial Instruments

The Company is engaged in operating and financing activities that generate risk in three primary areas:

Foreign Exchange

The majority of the Company's revenues are transacted in U.S. dollars and British pounds sterling. Purchases of raw materials are primarily transacted in U.S. dollars. Certain other expenses, consisting of salaries, operating costs and manufacturing overhead, are incurred primarily in Canadian dollars. The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency of the U.S. dollar. These foreign currencies include the Canadian Dollar, British Pound, Euro and Japanese Yen. To mitigate the risks relating to foreign exchange fluctuations, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities through the utilization of derivative financial instruments. The Company does not purchase or hold any derivative instruments for speculative purposes.

As at March 2, 2002, the Company has entered into forward foreign exchange contracts to sell U.S. dollars and purchase Canadian dollars with an aggregate notional value of U.S. $87.5 million (2001 – $44.5 million). These contracts mature at varying dates, with the latest being January 29, 2003. These contracts have been designated as cash flow hedge instruments, with gains and losses on the hedge instruments being recognized in the same period as, and as part of, the hedged transaction. As at March 2, 2002, the notional loss on these forward contracts was approximately $1.5 million (2001 – $ nil).

The majority of the Company's cash, cash equivalents and marketable securities are denominated in U.S. dollars as at March 2, 2002.

Interest Rate

Cash, cash equivalents and marketable securities are invested in certain instruments of varying short-term maturities; consequently the Company is exposed to interest rate risk as a result of holding investments of varying maturities up to one year. The fair value of marketable securities, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

Credit and Customer Concentration

The Company is undergoing significant external sales growth internationally and the resulting growth in its customer base in terms of both numbers and in some instances increased credit limits. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The Company also places insurance coverage for a portion of its foreign trade receivables with Export Development Corporation.

While the Company sells to a variety of customers, two customers comprised 16% and 15% of trade receivables as at March 2, 2002. Additionally, two customers comprised 17% and 11% of the Company's sales for the current fiscal year.

Forward-Looking Statements

Forward-looking statements are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements are detailed below and in RIM's periodic reports filed with the United States Securities and Exchange Commission, the Ontario Securities Commission and other regulatory authorities.

Risk Factors

Important risk factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements include:

- Continued acceptance of RIM's products and successful development and introduction of new products
- Ability to manage growth
- Significant fluctuations of quarterly revenues and operating results
- Intense competition
- Failure to keep up with rapid technological change
- Changes in the macroeconomic environment
- Fluctuations in foreign exchange rates and interest rates
- Dependence on third-party networks to provide service
- Shortage of components or failure by manufacturers to produce quality products on time
- Dependence on intellectual property rights to protect RIM's technology
- Claims of infringement of third-party intellectual property rights

- Product defects and product liability
- Software defects and product liability
- Expansion of international operations
- Pursuit of strategic acquisitions and failure to integrate such acquisitions
- Recruitment and retention of personnel as well as dependence upon key personnel
- Changes in Canadian and foreign laws and regulations
- Uncertain continuing availability of government research and development incentives and other tax advantages
- Others as detailed in RIM's Annual Information Form (AIF) dated July 18, 2001.

If one or more of these risks or uncertainties materialize, or if assumptions underlying the forward-looking statements prove incorrect, actual results could vary materially from those that are expressed or implied by these forward-looking statements.

Impact of Accounting Pronouncements Not Yet Implemented

Goodwill and Intangible Assets

In August 2001, the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 1581, Business Combinations ("Section 1581"), and Handbook Section 3062, Goodwill and Other Intangible Assets ("Section 3062"). Section 1581 requires that all business combinations that are initiated after June 30, 2001 be accounted for using the purchase method of accounting. In addition, Section 1581 specifies criteria for the identification of and recording of intangible assets apart from goodwill. Section 3062 eliminates the amortization of goodwill and intangible assets with indefinite lives, but requires an annual test for impairment. This standard is effective for fiscal years beginning after January 1, 2002. In all cases, the standard must be adopted at the beginning of a fiscal year. However, this statement prohibits the amortization of goodwill associated with business combinations that close after June 30, 2001. The Company does not have any goodwill or indefinite life intangible assets, with the exception of the goodwill generated during the acquisition of Plazmic Inc., effective October 31, 2001. The Company has not amortized this resulting goodwill in accordance with the standard. The Company plans to adopt Section 3062 in fiscal 2003 and does not expect any impairment of goodwill upon adoption.

Stock-Based Compensation

In November 2001, the CICA issued Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. This standard requires that certain types of stock-based compensation arrangements be accounted for at fair value, giving rise to compensation expense, for fiscal years beginning on or after January 1, 2002. The Company plans to adopt this standard in fiscal 2003 and does not expect a material impact on the consolidated financial position or results of operation.

Outlook

RIM's ongoing strategy is to extend its technical and market lead by investing in core research and development of next-generation products and solutions, fostering new international business relationships, and enhancing its infrastructure to support global growth.

Research and development remains an integral part of RIM's long-term strategy. RIM will continue to enhance the functionality of the BlackBerry solution by developing new innovative handheld devices, creating additional BlackBerry applications, and enhancing BlackBerry service and software offerings.

Fostering new carrier channels for the sale of BlackBerry, together with continued focus on building internal resources to support these new channels, is a key focus for RIM's sales, marketing and business development teams in fiscal 2003. RIM will continue to invest heavily in personnel and selling and marketing initiatives to support our global business expansion effort with new BlackBerry rollouts in Europe, North America and Asia.

Investing in infrastructure in all facets of the organization is vital for the execution of RIM's long-term plan. RIM moved into its new manufacturing facility in March 2002 and RIM's new R&D facility was completed in November 2001. In addition, in July 2001 RIM successfully launched SAP, an Enterprise-wide Resource Planning system, which will improve internal processes and procedures to support future initiatives. Leveraging these new strategic assets, together with continued investments in infrastructure, will better position RIM to support its long-term strategy.

In summary, RIM anticipates significant growth through ongoing development of the BlackBerry solution, strengthening new carrier relationships, as well as developing support structures required for international expansion.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

To the Shareholders of Research In Motion Limited

Management of Research In Motion Limited is responsible for the preparation and presentation of the consolidated financial statements and all of the financial information in this Annual Report. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles and include certain amounts based upon estimates and judgements required for such preparation. The financial information appearing throughout this Annual Report is consistent with the consolidated financial statements. The consolidated financial statements have been reviewed by the Audit Committee and approved by the Board of Directors of Research In Motion Limited.

In fulfilling its responsibility for the reliability and integrity of financial information, management has developed and maintains systems of accounting and internal controls. Management believes these systems and controls provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and financial records are reliable for the preparation of accurate and timely consolidated financial statements.

The Company's Audit Committee of the Board of Directors, which consists entirely of non-management independent directors, meets periodically with management and the independent auditors to ensure that each is discharging its respective responsibilities, to review the consolidated financial statements and the independent auditors' report and to discuss significant financial reporting issues and auditing matters. The external auditors have full and unrestricted access to the Audit Committee to discuss audit findings, financial reporting and other related matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements have been audited by Ernst & Young LLP and Zeifman & Company LLP, the independent auditors appointed by the shareholders, in accordance with Canadian generally accepted auditing standards.

Waterloo, Ontario

Mike Lazaridis
President & Co-CEO

Dennis Kavelman
Chief Financial Officer

AUDITORS' REPORT

To the Shareholders of Research In Motion Limited

We have audited the consolidated balance sheets of Research In Motion Limited as at March 2, 2002 and February 28, 2001 and the consolidated statements of operations and retained earnings and cash flows for each of the years in the three year period ended March 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 2, 2002 and February 28, 2001 and the results of its operations and its cash flows for each of the years in the three year period ended March 2, 2002 in accordance with Canadian generally accepted accounting standards.

Ernst & Young LLP   Zeifman & Company LLP

Toronto, Ontario
April 2, 2002

Ernst & Young LLP
Chartered Accountants

Zeifman & Company LLP
Chartered Accountants

CONSOLIDATED BALANCE SHEETS

AS AT	MARCH 2, 2002	FEBRUARY 28, 2001
Assets		
Current		
Cash and cash equivalents (note 2)	$ 340,476	$ 508,822
Marketable securities (note 2)	304,083	213,105
Trade receivables	42,642	50,268
Other receivables	5,976	13,894
Inventory (note 3)	37,477	68,044
Prepaid expenses and other	6,664	8,711
	737,318	862,844
Capital assets (note 4)	151,843	87,528
Intangible assets (note 5)	30,398	7,680
Future income tax assets (note 7)	28,598	12,011
	$ 948,157	$ 970,063
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 46,934	$ 45,892
Income taxes payable	2,446	3,842
Deferred revenue	9,773	10,870
Current portion of long-term debt (note 8)	385	198
	59,538	60,802
Long-term debt (note 8)	11,874	6,328
	71,412	67,130
Shareholders' equity		
Capital stock (note 9)	894,750	891,014
Retained earnings (deficit)	(18,005)	11,919
	876,745	902,933
	$ 948,157	$ 970,063

Commitments and contingencies (note 10)

See notes to the consolidated financial statements.

On behalf of the Board

Jim Balsillie
Director

Douglas Wright
Director

RESEARCH IN MOTION LIMITED | INCORPORATED UNDER THE LAWS OF ONTARIO. UNITED STATES DOLLARS, IN THOUSANDS EXCEPT PER SHARE DATA.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

FOR THE YEAR ENDED	MARCH 2, 2002	FEBRUARY 28, 2001	FEBRUARY 29, 2000
Revenue	$ 294,053	$ 221,327	$ 84,967
Cost of sales	195,493	133,852	48,574
Gross margin	98,560	87,475	36,393
Expenses			
Research and development (net of government funding) (note 11[a])	37,446	18,281	7,738
Selling, marketing and administration	102,359	65,200	13,904
Amortization	17,485	8,645	4,683
	157,290	92,126	26,325
Income (loss) from operations	(58,730)	(4,651)	10,068
Investment income	25,738	22,921	5,968
Income (loss) before write-down of investments and income taxes	(32,992)	18,270	16,036
Write-down of investments (note 12)	5,350	14,750	–
Income (loss) before income taxes	(38,342)	3,520	16,036
Provision for (recovery of) income taxes (note 7)			
Current	7,058	4,720	1,888
Future	(16,921)	5,011	3,650
	(9,863)	9,731	5,538
Net income (loss)	(28,479)	(6,211)	10,498
Retained earnings, beginning of period	11,919	18,130	7,632
Common shares repurchased in excess of carrying amount (note 9[a])	(1,445)	–	–
Retained earnings (deficit), end of period	$ (18,005)	$ 11,919	$ 18,130
Earnings (loss) per share (note 13)			
Basic	$ (0.36)	$ (0.08)	$ 0.16
Diluted	$ (0.36)	$ (0.08)	$ 0.14

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED	MARCH 2, 2002	FEBRUARY 28, 2001	FEBRUARY 29, 2000
Cash flows from operating activities			
Net income (loss)	$ (28,479)	$ (6,211)	$ 10,498
Items not requiring an outlay of cash:			
Amortization	17,740	9,123	4,683
Future income taxes	(16,921)	5,011	3,650
Non-cash transaction	–	–	(3,000)
Write-down of investments	5,350	14,750	–
Foreign exchange gain (loss)	4	(8)	(162)
	(22,306)	22,665	15,669
Net changes in non-cash working capital items:			
Trade receivables	7,607	(23,029)	(16,110)
Other receivables	7,918	(7,859)	(4,649)
Inventory	30,567	(31,192)	(17,040)
Prepaid expenses and other	(3,467)	(17,730)	931
Accounts payable and accrued liabilities	(499)	34,859	3,269
Income taxes payable	(1,018)	2,027	(2,679)
Deferred revenue	(1,097)	4,593	4,862
	17,705	(15,666)	(15,747)
Cash flows from financing activities			
Issuance of share capital and warrants	1,491	615,551	198,535
Financing costs, net of income tax benefits	–	(30,462)	(9,065)
Buyback of common shares pursuant to Normal Course Issuer Bid (note 9[a])	(5,525)	–	–
Repayment of debt	(303)	(185)	(15)
	(4,337)	584,904	189,455
Cash flows from investing activities			
Acquisition of capital assets	(73,917)	(59,058)	(21,597)
Acquisition of intangible assets	(7,106)	(6,503)	(645)
Acquisition of subsidiary (note 6)	(9,709)	–	–
Acquisition of marketable securities	(925,885)	(388,672)	(259,968)
Proceeds on sale and maturity of marketable securities	834,907	393,683	98,848
	(181,710)	(60,550)	(183,362)
Foreign exchange effect on cash and cash equivalents	(4)	8	162
Net increase (decrease) in cash and cash equivalents for the year	(168,346)	508,696	(9,492)
Cash and cash equivalents, beginning of year	508,822	126	9,618
Cash and cash equivalents, end of year	$ 340,476	$ 508,822	$ 126

See notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Nature of Business

Research In Motion Limited (the "Company") is a designer, manufacturer and marketer of wireless solutions for the mobile communications market. Through development and integration of hardware, software and services, the Company provides wireless solutions for seamless access to time-sensitive information including email, messaging, Internet and intranet-based applications. The Company was incorporated on March 7, 1984 under the Ontario Business Corporations Act. The Company's shares are traded on The Toronto Stock Exchange under the symbol RIM and on the Nasdaq National Market under the symbol RIMM.

1. Summary of Significant Accounting Policies

(a) General – These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") on a basis consistent with prior years, which conforms in all material respects with United States generally accepted accounting principles ("U.S. GAAP"), except as presented in note 18.

(b) Basis of consolidation – The consolidated financial statements include the accounts of all subsidiaries with intercompany transactions and balances eliminated. All of the Company's subsidiaries are wholly-owned.

(c) Use of estimates – The preparation of the Company's consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

(d) Foreign currency translation – Foreign currency denominated assets and liabilities of the Company and all wholly-owned subsidiaries, which are considered to be fully integrated operations, are translated into U.S. dollars, the currency of measurement, using the temporal method. Accordingly, monetary assets and liabilities are translated using the exchange rates in effect at the balance sheet date, non-monetary assets and liabilities at historical exchange rates, and revenues and expenses at the rates of exchange prevailing when the transactions occurred. Resulting exchange gains and losses are included in income.

Where appropriate, the Company utilizes derivative financial instruments to reduce exposure to fluctuations in foreign currency exchange rates. Gains and losses related to derivatives that are eligible for hedge accounting are deferred and recognized in the same period as the corresponding hedged positions.

(e) Cash and cash equivalents – All highly liquid investments with original maturities of three months or less are classified as cash and cash equivalents. Cash and cash equivalents consist of cash balances with banks and short-term investments.

(f) Marketable securities – Marketable securities include bank certificates of deposit, commercial paper, corporate bonds and government agency paper with original maturities in excess of three months and are carried at the lower of cost and market value.

(g) Inventories – Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

(h) Capital assets – Capital assets are stated at cost less accumulated amortization. Amortization is provided using the following rates and methods:

Buildings and leaseholds	- Straight-line over terms between 5 and 40 years
Information technology	- Straight-line over 5 years
Furniture, fixtures, tooling and equipment	- 20% per annum declining balance

(i) Intangible assets and goodwill – Intangible assets are stated at cost less accumulated amortization. Intangible assets are amortized as follows:

Acquired technology	- Straight-line over 2 to 5 years
Licences	- Lesser of 5 years or the actual number of units sold during the terms of the licence agreements
Patents	- Straight-line over 17 years

Goodwill represents the excess of the purchase price of business acquisitions over the fair value of identifiable net assets acquired in such acquisitions.

In August 2001, the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 1581, Business Combinations ("Section 1581"), and Handbook Section 3062, Goodwill and Other Intangible Assets ("Section 3062"). Section 1581 requires that all business combinations that are initiated after June 30, 2001 be accounted for using the purchase method of accounting. In addition, Section 1581 specifies criteria for the identification and recording of intangible assets apart from goodwill. The standards require that the value of the shares issued in a business combination be measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced.

Section 3062 eliminates the amortization of goodwill and intangible assets with indefinite lives, but requires an annual test for impairment. This standard is effective for fiscal years beginning after January 1, 2002. In all cases, the standard must be adopted at the beginning of a fiscal year. However, this statement prohibits the amortization of goodwill associated with business combinations that close after June 30, 2001. The Company does not have any goodwill or indefinite life intangible assets, with the exception of the goodwill generated during the acquisition of Plazmic Inc., effective October 31, 2001. The Company has not amortized this resulting goodwill in accordance with the standard. The Company plans to adopt Section 3062 in fiscal 2003 and does not expect any impairment of goodwill upon adoption.

When circumstances and events warrant a review, the Company evaluates the carrying value of intangible assets for potential permanent impairment. The carrying value of an intangible asset is considered impaired when the anticipated net recoverable amount of the asset is less than its carrying value. In that event, a loss is recognized in an amount equal to the difference.

(j) Investments – Investments in companies where the Company has less than a 20% ownership interest and does not control or exercise significant influence are accounted for by the cost method. The Company regularly reviews the carrying values of its investments to determine whether a decline other than temporary in nature has occurred. When such declines have occurred, investments are written down to reflect the impairment.

(k) Income taxes – Effective March 1, 2000, the Company adopted the new CICA accounting recommendations related to income taxes on a retroactive basis without restating the financial statements of any prior periods. As a result of adopting the new accounting recommendations, the previously unrecognized benefit of financing costs of $1.1 million was reflected as an adjustment to share capital. Retained earnings were unaffected by this change.

Under this new accounting standard, the liability method of tax allocation is used to account for income taxes. Under this method, future tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(l) Revenue recognition – The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been shipped or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following are the specific revenue recognition policies for each major category of revenue.

RESEARCH IN MOTION LIMITED | UNITED STATES DOLLARS, IN THOUSANDS EXCEPT PER SHARE DATA, AND EXCEPT AS OTHERWISE INDICATED.

Handheld and other hardware products Revenue from the sale of hardware is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Provisions are made at the time of sale for warranties, royalties and estimated product returns. For hardware products for which the software is deemed not to be incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, *Software Revenue Recognition* ("SOP 97-2").

Service Revenue is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prepayment is recorded as deferred revenue.

Software Revenue from the licensed software is recognized at the inception of the licence term and in accordance with SOP 97-2. Revenue from software maintenance, unspecified upgrades and technical support is recognized over the period such items are delivered or services are provided.

Non-recurring engineering services Revenue is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.

(m) Research and development – The Company is engaged at all times in research and development work. Research and development costs, other than capital asset acquisitions, are charged as an operating expense of the Company as incurred, unless they meet generally accepted accounting principles for deferral.

(n) Government assistance – Government assistance towards research and development expenditures is received as grants from Technology Partnerships Canada and in the form of investment tax credits on account of eligible scientific research and experimental development expenditures. Assistance related to the acquisition of capital assets used for research and development is credited against the cost of the related capital assets and all other assistance is credited against related expenses, as incurred.

(o) Earnings (loss) per share – Basic earnings (loss) per share is calculated based on the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated on the weighted average number of shares that would have been outstanding during the year had all the dilutive options been exercised at the beginning of the year, or date of issuance, if issued during the fiscal year. Effective March 1, 2000, the Company adopted the CICA recommendations relating to the accounting for earnings (loss) per share. The recommendations require the application of the treasury stock method for the calculation of the dilutive effect of stock options and have been applied retroactively. There was no impact on basic or diluted earnings per share previously reported except that diluted earnings per share for the year ended February 29, 2000 decreased from $0.15 to $0.14.

(p) Stock-based compensation plan – The Company has a stock-based compensation plan, which is described in note 9(b). The options are granted at the fair market value of the shares on the day of grant of the options. No compensation expense is recognized when stock options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital.

In November 2001, the CICA issued Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. This standard requires that certain types of stock-based compensation arrangements be accounted for at fair value, giving rise to compensation expense, for fiscal years beginning on or after January 1, 2002. The Company plans to adopt this standard in fiscal 2003 and does not expect a material impact on the consolidated financial position or results of operations.

2. Cash, Cash Equivalents and Marketable Securities

Cash, cash equivalents and marketable securities are comprised as follows:

	MARCH 2, 2002	FEBRUARY 28, 2001
Cash and cash equivalents (a)		
Balances with banks	$ 4,840	$ 6,002
Short-term investments	335,636	502,820
	340,476	508,822
Marketable securities (b)		
Bank certificates of deposit	40,230	–
Commercial paper	222,168	106,712
Corporate bonds	6,382	32,168
Government agency paper	35,303	74,225
	304,083	213,105
	$ 644,559	$ 721,927

(a) Cash and cash equivalents are comprised of balances with banks, money market investment funds, repurchase agreements, bank certificates of deposit and investment-grade commercial and government agency paper. Carrying values of these investments approximate market value, with approximate weighted average yields of 1.7% as at March 2, 2002 (2001 – 5.3%).

(b) Carrying values of bank certificates of deposit, commercial paper, corporate bonds and government agency paper approximate market value, with approximate weighted average yields of 2.7% as at March 2, 2002 (2001 – 5.6%).

3. Inventory

Inventory is comprised as follows:

	MARCH 2, 2002	FEBRUARY 28, 2001
Raw materials	$ 27,381	$ 51,535
Work in process	7,164	6,665
Finished goods	2,932	9,844
	$ 37,477	$ 68,044

4. Capital Assets

Capital assets are comprised as follows:

MARCH 2, 2002	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
Land	$ 8,824	$ –	$ 8,824
Buildings and leaseholds	60,090	3,288	56,802
Information technology	66,702	16,832	49,870
Furniture, fixtures, tooling and equipment	51,564	15,217	36,347
	$ 187,180	$ 35,337	$ 151,843

FEBRUARY 28, 2001	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
Land	$ 6,845	$ –	$ 6,845
Buildings and leaseholds	26,741	1,276	25,465
Information technology	41,410	8,131	33,279
Furniture, fixtures, tooling and equipment	31,133	9,194	21,939
	$ 106,129	$ 18,601	$ 87,528

During the year, the acquisition of land and buildings was partially financed by the assumption of a mortgage in the amount of $5,981 (2001 – $ nil and 2000 – $6,726).

RESEARCH IN MOTION LIMITED | UNITED STATES DOLLARS, IN THOUSANDS EXCEPT PER SHARE DATA, AND EXCEPT AS OTHERWISE INDICATED.

5. Intangible Assets

Intangible assets are comprised as follows:

	MARCH 2, 2002		
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
Acquired technology	$ 2,685	$ 185	$ 2,500
Licences	9,645	186	9,459
Patents	4,479	435	4,044
Goodwill	14,395	–	14,395
	$ 31,204	$ 806	$ 30,398

	FEBRUARY 28, 2001		
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
Licences	$ 5,195	$ –	$ 5,195
Patents	2,717	232	2,485
	$ 7,912	$ 232	$ 7,680

6. Acquisition

On October 31, 2001, the Company acquired 100 percent of the outstanding common shares of Plazmic Inc. ("Plazmic") for its technology and expertise in the wireless delivery of rich graphics content. Plazmic develops Java-based media platforms for wireless devices. The results of Plazmic's operations since October 31, 2001 have been included in the consolidated financial statements.

The aggregate purchase price was $16,186, including $9,861 of cash and common stock valued at $6,325. The value of the 387,353 common shares issued was determined based on the average of the market price of the Company's common shares over the two-day period before and after the terms of the acquisition were agreed to.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

Assets purchased	
Acquired technology	$ 2,685
Goodwill	14,395
	17,080
Liabilities assumed – non-cash working capital	1,046
Net non-cash assets acquired	16,034
Cash acquired	152
Net assets acquired	$ 16,186
Consideration	
Cash	$ 9,861
Capital stock	6,325
	$ 16,186

Acquired technology includes current and core technology. Goodwill is comprised of Plazmic's assembled work force and resulting future technological developments.

If the acquisition of Plazmic had occurred on March 1, 2000, the Company's unaudited proforma consolidated revenue would have been unchanged for the year ended March 2, 2002 (2001 – unchanged) and the unaudited proforma net loss would have been $31,316 (2001 – $8,236).

7. Income Taxes

The difference between the amount of the provision for (recovery of) income taxes and the amount computed by multiplying income before taxes by the statutory Canadian rate is reconciled as follows:

	MARCH 2, 2002	FEBRUARY 28, 2001	FEBRUARY 29, 2000
Expected Canadian tax rate	41.2%	44.0%	44.6%
Expected tax provision (recovery)	$ (15,785)	$ 1,549	$ 7,156
Differences in taxes resulting from:			
Manufacturing and processing activities	1,801	(1,095)	(1,067)
Utilization of tax loss carryforwards	–	–	(838)
Increase in valuation allowance	1,530	3,245	–
Non-deductible portion of unrealized capital losses	1,013	3,245	–
Foreign tax rate differences	(3,192)	2,080	–
Enacted tax rate changes	2,960	–	–
Other differences	1,810	707	287
	$ (9,863)	$ 9,731	$ 5,538

The provision for income taxes consists of the following:

	MARCH 2, 2002	FEBRUARY 28, 2001	FEBRUARY 29, 2000
Income (loss) before income taxes:			
Canadian	$ (46,845)	$ (2,485)	$ 16,036
Foreign	8,503	6,005	–
	$ (38,342)	$ 3,520	$ 16,036

Provision for (recovery of) income taxes:

	MARCH 2, 2002	FEBRUARY 28, 2001	FEBRUARY 29, 2000
Current			
Canadian	$ 6,756	$ 2,296	$ 1,888
Foreign	302	2,424	–
Future			
Canadian	(17,283)	5,011	3,650
Foreign	362	–	–
	$ (9,863)	$ 9,731	$ 5,538

The tax effects of significant temporary differences are as follows:

	MARCH 2, 2002	FEBRUARY 28, 2001
Assets		
Financing costs	$ 6,856	$ 11,779
Non-deductible reserves	5,004	3,245
Research and development incentives	17,726	4,286
Tax losses	15,100	–
Other tax carryforwards	2,450	1,507
	47,136	20,817
Less: valuation allowance	5,870	3,245
	41,266	17,572
Liabilities		
Capital assets	12,668	5,561
Net future income tax assets	$ 28,598	$ 12,011

RESEARCH IN MOTION LIMITED | UNITED STATES DOLLARS, IN THOUSANDS EXCEPT PER SHARE DATA, AND EXCEPT AS OTHERWISE INDICATED.

The Company believes that a degree of uncertainty exists regarding the realization of those future tax assets and that a valuation allowance is required. The Company will continue to evaluate and examine the valuation on a regular basis and as future uncertainties are resolved, the valuation allowance may be adjusted accordingly.

The Company has not provided for Canadian future income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, since these earnings are intended to be reinvested indefinitely.

8. Long-Term Debt

The Company has assumed long-term debt as a result of acquiring certain real estate properties for its ongoing operations. At March 2, 2002, long-term debt consisted of mortgages with interest rates ranging between 6.75% and 7.90%, against which certain land and buildings are pledged as collateral. At February 28, 2001, long-term debt consisted of three mortgages with interest rates at 6.75%. All mortgage loans are denominated in Canadian dollars.

The long-term debt principal payments for the fiscal years 2003 through 2007 and thereafter are as follows:

For the year ending		
2003	$	385
2004		6,310
2005		168
2006		181
2007		194
Thereafter		5,021
	$	12,259

At March 2, 2002, the Company had revolving demand credit operating bank lines totalling $37.6 million (2001–$13.0 million). As at March 2, 2002, the Company had drawn down on its available credit facilities in the amount of $6.9 million in the form of letters of credit; $30.7 million remains unused. The borrowing facilities bear interest on the outstanding balance at the banks' prime rate. Any balance owing is due on demand and is subject to a general security agreement.

9. Capital Stock

(a) Share capital – The Company is authorized to issue an unlimited number of non-voting, redeemable, retractable Class A common shares, an unlimited number of voting common shares and an unlimited number of non-voting, cumulative, redeemable, retractable preferred shares. There are no Class A common shares or preferred shares outstanding.

The following details the changes in issued and outstanding common shares and common share purchase warrants for the three years ended March 2, 2002:

	NUMBER OF COMMON SHARES OUTSTANDING (000's)		
	COMMON SHARES	COMMON SHARE PURCHASE WARRANTS	TOTAL
Balance as at February 28, 1999	64,259	139	64,398
Issued for cash	6,082	–	6,082
Exercise of options	795	–	795
Warrant issued	–	75	75
Balance as at February 29, 2000	71,136	214	71,350
Public offering	6,000	–	6,000
Exercise of options	1,000	–	1,000
Exercise of warrants	135	(139)	(4)
Balance as at February 28, 2001	78,271	75	78,346
Exercise of options	503	–	503
Common shares issued on acquisition of subsidiary	387	–	387
Common shares repurchased pursuant to Normal Course Issuer Bid	(370)	–	(370)
Balance as at March 2, 2002	**78,791**	**75**	**78,866**

	SHARE CAPITAL		
	COMMON SHARES	COMMON SHARE PURCHASE WARRANTS	TOTAL
Balance as at February 28, 1999	$ 99,873	$ –	$ 99,873
Issued for cash	196,744	–	196,744
Exercise of options	1,791	–	1,791
Warrant issued	–	370	370
Financing costs	(9,887)	–	(9,887)
Income tax reduction resulting from financing costs	4,370	–	4,370
Balance as at February 29, 2000	292,891	370	293,261
Public offering	610,664	–	610,664
Exercise of options	4,887	–	4,887
Financing costs	(30,462)	–	(30,462)
Income tax reduction resulting from financing costs	12,664	–	12,664
Balance as at February 28, 2001	890,644	370	891,014
Exercise of options	1,491	–	1,491
Common shares issued on acquisition of subsidiary	6,325	–	6,325
Common shares repurchased pursuant to Normal Course Issuer Bid	(4,080)	–	(4,080)
Balance as at March 2, 2002	**$ 894,380**	**$ 370**	**$ 894,750**

During the year ended March 2, 2002 the Company repurchased 370 common shares pursuant to its Normal Course Issuer Bid at a cost of $5,525. The amount in excess of the carrying value of the common shares of $1,445 was charged to retained earnings. All common shares repurchased by the Company pursuant to its Normal Course Issuer Bid have been cancelled.

During the year ended February 28, 2001, the Company issued 135 common shares in exchange for 139 common share purchase warrants and no cash consideration.

During the year ended February 29, 2000, the Company issued a common share purchase warrant which entitles the holder to acquire 75 common shares for $20.83 each from August 17, 2000 to August 17, 2004. This transaction was a non-cash transaction. The Company determined that the fair value of the warrant was $370 using the Black-Scholes option pricing model which assumes an expected life of one year, volatility of 60%, risk free interest rate of 4.5% and no expected dividend yield.

(b) Stock option plan – The Company has an incentive stock option plan for all of its directors, officers and employees. The option exercise price is the fair market value of the Company's common shares at the date of grant. These options generally vest over a period of five years after which they are exercisable for a maximum of ten years after the grant date. As at March 2, 2002, there were 10,086 options outstanding with exercise prices ranging from $2.43 to $119.80. Options issued and outstanding for 2,475 shares are vested as at March 2, 2002. There are 1,614 shares available for future grants under the plan.

A summary of option activity since February 28, 1999 is shown below:

	OPTIONS OUTSTANDING	
	NUMBER (IN 000'S)	WEIGHTED AVERAGE EXERCISE PRICE
Balance as at February 28, 1999	6,483	$ 3.35
Granted during the year	1,821	$ 19.12
Exercised during the year	(826)	$ 3.00
Cancelled during the year	(235)	$ 8.36
Balance as at February 29, 2000	7,243	$ 7.19
Granted during the year	1,767	$ 52.16
Exercised during the year	(1,018)	$ 6.29
Cancelled during the year	(72)	$ 38.03
Balance as at February 28, 2001	7,920	$ 17.04
Granted during the year	2,978	$ 21.83
Exercised during the year	(515)	$ 3.71
Cancelled during the year	(297)	$ 27.92
Balance as at March 2, 2002	10,086	$ 18.81

RESEARCH IN MOTION LIMITED | UNITED STATES DOLLARS, IN THOUSANDS EXCEPT PER SHARE DATA, AND EXCEPT AS OTHERWISE INDICATED.

The weighted average characteristics of options outstanding as at March 2, 2002 are as follows:

	OPTIONS OUTSTANDING (000'S)			OPTIONS EXERCISABLE (000'S)	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING	WEIGHTED AVERAGE REMAINING LIFE IN YEARS	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OUTSTANDING	WEIGHTED AVERAGE EXERCISE PRICE
$2.43 - $3.62	2,290	4.7	$ 2.69	1,506	$ 2.57
$3.88 - $5.66	1,609	3.6	4.15	246	4.31
$5.93 - $8.78	752	4.0	7.72	139	7.70
$8.97 - $11.56	257	4.1	9.98	78	9.79
$13.55 - $20.29	1,633	6.4	16.78	28	17.70
$20.82 - $30.95	1,564	6.0	24.53	123	25.73
$31.29 - $46.82	788	5.6	37.49	110	40.05
$47.02 - $70.44	868	5.6	51.92	178	51.79
$71.68 and over	325	5.6	86.73	67	86.68
Total	**10,086**	**5.1**	**$ 18.81**	**2,475**	**$ 12.07**

10. Commitments and Contingencies

(a) Lease commitment – The Company is committed to annual lease payments under operating leases for premises as follows:

For the year ending	
2003	$ **2,014**
2004	**1,470**
2005	**1,365**
2006	**1,317**
2007	**1,345**
Thereafter	**788**
	$ **8,299**

(b) Contingency – In 1999, the Company was served with a complaint alleging that certain of the Company's products infringe a patent held by Glenayre Technologies Inc. ("Glenayre"). This matter was resolved during the current year in the Company's favour by the Courts by way of summary dismissal and Glenayre has abandoned its rights to file an appeal of this finding.

During the current fiscal year, the Company filed a complaint against Glenayre Electronics, Inc. ("GEI") alleging that it had engaged in acts of patent and trademark infringement, dilution, unfair competition and false advertising in connection with the development, marketing and sale of wireless handheld products. This matter has now been settled.

During the current fiscal year, the Company was served with a complaint filed by NTP, Inc. ("NTP") alleging that the Company infringes on eight of its patents. Based on information examined to date, the Company believes NTP's complaint is unsubstantiated. The likelihood of loss and the ultimate amount, if any, are not determinable at this time. Accordingly, no amount has been recorded in these financial statements.

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

11. Government Assistance

(a) Current expense – The Company has entered into two project development agreements with Technology Partnerships Canada ("TPC"), which provide partial funding for certain research and development projects.

Funding from TPC for the "first project" totalled $3,900 and is repayable in the form of royalties of 2.2% on gross product revenues resulting from the project. The Company is obligated to pay royalties on all project revenues up to February 28, 2003, after which time the royalty base is expanded to include revenues from certain additional products, and royalties will continue to be paid up to a maximum of $6,100.

The second agreement with TPC is a three year research and development project (the "second project") under which total contributions from TPC will be a maximum of $23,300. This contribution will be repayable in the form of royalties of 2.2% on gross product revenues resulting from the second project. The Company is obligated to pay royalties on all project revenues up to February 28, 2007, after which time the royalty base is expanded to include revenues from certain additional products. Royalties will continue to be paid up to a maximum of $39,300.

The Company has recorded $1,575 on account of TPC royalty repayment expense with respect to the first project (2001 – $999). No amounts have been recorded with respect to the second project as the conditions for repayment have not yet been met.

The Company also qualifies for investment tax credits ("ITC's") on eligible expenditures on account of scientific research and experimental development.

Government assistance, which includes both TPC funding and ITC's, has been applied to reduce gross research and development expense as follows:

	FOR THE YEAR ENDED		
	MARCH 2, 2002	FEBRUARY 28, 2001	FEBRUARY 29, 2000
Gross research and development	$ **49,517**	$ 25,675	$ 12,234
Government funding	**12,071**	7,394	4,496
Net research and development	$ **37,446**	$ 18,281	$ 7,738

(b) Capital assets – The Company received $1,672 in government assistance which was applied towards the cost of capital assets used in research and development activities (2001 – $2,585).

12. Write-Down of Investments

During the year the Company undertook a review of the carrying values of companies in which it had made investments. Based upon that review, the Company determined that impairment in the carrying values of certain of its investments did occur. The Company further determined that for certain of these investments the decline in value suffered was other than temporary in nature. Consequently the Company recorded a write-down in values totalling $5,350 (2001 – $14,750).

13. Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share.

	FOR THE YEAR ENDED		
	MARCH 2, 2002	FEBRUARY 28, 2001	FEBRUARY 29, 2000
Numerator for basic and diluted earnings (loss) per share available to common stockholders	$ **(28,479)**	$ (6,211)	$ 10,498
Denominator for basic earnings (loss) per share – weighted average shares outstanding (000's)	**78,467**	73,555	66,613
Effect of dilutive securities:			
Warrants	–	–	180
Employee stock options	–	–	6,203
Potential dilutive common shares:	–	–	6,383
Denominator for diluted earnings (loss) per share – adjusted weighted average shares and assumed conversions	**78,467**	73,555	72,996
Earnings (loss) per share			
Basic	$ **(0.36)**	$ (0.08)	$ 0.16
Diluted	$ **(0.36)**	$ (0.08)	$ 0.14

RESEARCH IN MOTION LIMITED | UNITED STATES DOLLARS, IN THOUSANDS EXCEPT PER SHARE DATA, AND EXCEPT AS OTHERWISE INDICATED.

14. Supplemental Information

(a) Statement of cash flows – The following summarizes interest and income taxes paid:

	FOR THE YEAR ENDED		
	MARCH 2, 2002	FEBRUARY 28, 2001	FEBRUARY 29, 2000
Interest paid during the year	$ 779	$ 456	$ –
Income taxes paid during the year	967	897	756

(b) Other information – *Included in Selling, Marketing and Administration expense is advertising expense, which* includes media, agency and promotional expenses, of $18,549 (2001 – $15,932).

The foreign currency translation loss amounted to $1,042 (2001 – gain of $423).

15. Financial Instruments

The majority of the Company's revenues in fiscal 2002 are transacted in U.S. dollars and British pounds sterling. Purchases of raw materials are primarily transacted in U.S. dollars. Certain other expenses, consisting of salaries, operating costs and manufacturing overhead, are incurred primarily in Canadian dollars. The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency of U.S. dollars. At March 2, 2002 approximately nil % of cash and cash equivalents, 24% of trade receivables and 25% of accounts payable and accrued liabilities are denominated in foreign currencies (2001 – 3%, 11%, and 27%, respectively). These foreign currencies include the Canadian Dollar, British Pound, Euro and Japanese Yen.

To mitigate the risks relating to foreign exchange fluctuations, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities through the utilization of derivative financial instruments. The Company does not purchase or hold any derivative instruments for speculative purposes.

As at March 2, 2002, the Company has entered into forward foreign exchange contracts to sell U.S. dollars and purchase Canadian dollars with an aggregate notional value of U.S. $87.5 million (2001 – $44.5 million). These contracts mature at varying dates at a weighted average rate of U.S. $1.00 equals Cdn. $1.567, with the latest being January 29, 2003. These contracts have been designated as cash flow hedge instruments, with gains and losses on the hedge instruments being recognized in the same period as, and as part of, the hedged transaction. As at March 2, 2002, the notional loss on these forward contracts was approximately $1.5 million (2001 – $ nil).

As at March 2, 2002, the Company has entered into a forward foreign exchange contract to sell British pounds and purchase U.S. dollars with a notional value of U.S. $1.1 million at a rate of GBP £1.00 equals U.S. $1.4220. This contract matures on May 20, 2002. As at March 2, 2002, there was no significant gain or loss on this contract.

The Company is exposed to credit risk on financial instruments arising from the potential for counter-parties to default on their contractual obligations to the Company. The Company limits this risk by dealing with financially sound counter-parties and by continuously monitoring the creditworthiness of all counter-parties.

The Company is exposed to market and credit risk on its investment portfolio. The Company limits this risk by investing only in highly liquid, investment grade securities and by limiting exposure to any one entity or group of entities. As at March 2, 2002, no single issuer represented more than 5% of the total cash, cash equivalents and marketable securities (2001 – one issuer represented 14% of marketable securities).

The Company is exposed to interest rate risk as a result of holding investments of varying maturities up to one year. The fair value of marketable securities, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The allowance as at March 2, 2002 is $2,218 (2001 – $4,976).

While the Company sells to a variety of customers, two customers comprised 16% and 15% of trade receivables as at March 2, 2002 (2001 – one customer comprised 25%). Additionally, two customers comprised 17% and 11% of the Company's sales (2001 – one customer comprised 18%).

For certain of the Company's financial instruments, including trade receivables, other receivables, accounts payable and accrued liabilities, the carrying amounts approximate their respective fair values due to their short maturities. Cash and cash equivalents, marketable securities and long-term debt are carried at cost, which approximates their respective fair values.

16. Segment Disclosures

The Company is organized and managed as a single reportable business segment. The Company's operations are substantially all related to the research, design, manufacture and sales of wireless communications products.

Selected financial information is as follows:

	MARCH 2, 2002	FEBRUARY 28, 2001	FEBRUARY 29, 2000
Sales			
Canada	$ 21,381	$ 16,721	$ 6,187
United States	239,702	204,606	78,780
Foreign	32,970	–	–
	$ 294,053	$ 221,327	$ 84,967
Sales			
Canada	7.3%	7.6%	7.3%
United States	81.5%	92.4%	92.7%
Foreign	11.2%	–	–
	100.0%	100.0%	100.0%
Revenue mix			
Handhelds and other hardware products	$ 180,372	$ 174,750	$ 74,817
Service	88,880	29,067	2,208
Software, non-recurring engineering and other	24,801	17,510	7,942
	$ 294,053	$ 221,327	$ 84,967
Capital and intangible assets			
Canada	$ 175,406	$ 89,966	
United States	651	–	
Foreign	6,184	5,242	
	$ 182,241	$ 95,208	
Total assets			
Canada	$ 290,133	$ 246,446	
United States	631,126	717,744	
Foreign	26,898	5,873	
	$ 948,157	$ 970,063	

17. Comparative Figures

Certain of the prior years' figures have been reclassified for consistency with the current presentation.

The Company historically measured and presented its financial statements in Canadian dollars. Effective September 1, 1999, as a result of the Company's increased economic activity in the United States ("U.S."), the U.S. dollar became the functional currency of the Company's operations and for the financial statements of the Company. Effective the same date, the U.S. dollar was adopted as the reporting currency.

RESEARCH IN MOTION LIMITED | UNITED STATES DOLLARS, IN THOUSANDS EXCEPT PER SHARE DATA, AND EXCEPT AS OTHERWISE INDICATED.

For periods up to and including August 31, 1999, the monetary assets and liabilities of the Company denominated in a currency other than the Canadian dollar were translated into Canadian dollars using the exchange rate in effect at the period-end and revenues and expenses were translated at the average rate during the period. Any resulting gains or losses were included in income. For periods subsequent to August 31, 1999, transactions which were incurred in currencies other than the U.S. dollar (the new functional currency) have been converted to U.S. dollars at the exchange rate in effect at the transaction date. Carrying values of non-U.S. dollar monetary assets and liabilities are adjusted at each balance sheet date to reflect the functional currency rate in effect at that date and any gains and losses from this restatement are included in income. Non-monetary assets are translated at the historical exchange rate on the date of acquisition.

Historical financial statements and notes thereto up to and including August 31, 1999 have been restated into U.S. dollars, in accordance with Canadian GAAP, using the August 31, 1999 closing exchange rate being a rate of Cdn.$1.4888 per U.S. $1.00.

18. Summary of Material Differences between Generally Accepted Accounting Principles (GAAP) in Canada and the United States

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which conform in all material respects with accounting principles generally accepted in the United States ("U.S. GAAP") except as set forth below:

Consolidated Balance Sheets

	MARCH 2, 2002	FEBRUARY 28, 2001
Total assets under Canadian GAAP	$ 948,157	$ 970,063
Adjustment – Start-up costs (a)	(1,199)	(1,357)
Total assets under U.S. GAAP	$ 946,958	$ 968,706
Total liabilities under Canadian GAAP	$ 71,412	$ 67,130
Adjustment – Derivative financial instruments (b)	1,478	–
Total liabilities under U.S. GAAP	$ 72,890	$ 67,130
Total shareholders' equity under Canadian GAAP	$ 876,745	$ 902,933
Adjustment – Start-up costs (a)	(1,199)	(1,357)
Adjustment – Derivative financial instruments (b)	(1,478)	–
Total shareholders' equity under U.S. GAAP	$ 874,068	$ 901,576

Consolidated Statements of Operations

	MARCH 2, 2002	FEBRUARY 28, 2001	FEBRUARY 29, 2000
Net income (loss) under Canadian GAAP	$ (28,479)	$ (6,211)	$ 10,498
Adjustments – U.S. GAAP			
Start-up costs (a)	158	(1,357)	–
Future income taxes (c)	–	–	(336)
Foreign currency translation (d)	–	–	8
Net income (loss) under U.S. GAAP	$ (28,321)	$ (7,568)	$ 10,170
Statement of comprehensive income (loss) (e)			
Net income (loss) under U.S. GAAP	$ (28,321)	$ (7,568)	$ 10,170
Adjustments – other comprehensive income			
Derivative financial instruments (b)	(1,478)	–	–
Foreign currency translation (d)	–	–	1,474
Comprehensive income (loss) under U.S. GAAP	$ (29,799)	$ (7,568)	$ 11,644

(a) Start-up costs – The Company had capitalized as at February 28, 2001 the expenses incurred during the start-up of the Company's United Kingdom operations. U.S. GAAP, Statement of Position 98-5, *Reporting on the Cost of Start-up Activities,* prescribes that start-up costs should be expensed as incurred.

(b) Derivative financial instruments – The Company engages in foreign currency hedging activities, utilizing derivative financial instruments (forward contracts), to mitigate the risks relating to foreign exchange fluctuations on foreign currency balances and cash flows.

Where appropriate, the Company utilizes derivative financial instruments to reduce exposure to fluctuations in foreign currency exchange rates. Under Canadian GAAP, gains and losses related to derivatives that are eligible for hedge accounting are deferred and recognized in the same period as the corresponding hedged positions.

Effective March 1, 2001, the Company adopted the requirements of U.S. GAAP, SFAS 133, *Accounting for Derivative Instruments,* as amended by SFAS 137 and 138, for U.S. GAAP purposes. SFAS 133 requires all derivative instruments to be recognized at fair value on the consolidated balance sheet, and outlines the criteria to be met in order to designate a derivative instrument as a hedge and the methods for evaluating hedge effectiveness. For instruments designated as fair value hedges, changes in fair value are recognized in current earnings, and will generally be offset by changes in the fair value of the associated hedged transaction. For instruments designated as cash flow hedges, the effective portion of changes in fair value are recorded in other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transaction affect earnings.

As at February 28, 2001, the Company had several derivative instruments outstanding, maturing between July 27, 2001 and February 22, 2002, for which there was no material change in fair value. There was no transition amount upon adoption of SFAS 133.

For the period ended March 2, 2002, the adjustment to Other Comprehensive Income is as follows:

Cumulative effect of adopting SFAS 133	$	–
Net change in derivative fair value during the period		(2,803)
Amounts reclassified to earnings during the period		1,325
Adjustment to Other Comprehensive Income	$	(1,478)

Since all outstanding instruments mature during the next fiscal year, the full amount of the adjustment (loss of $1,478) will reverse into Comprehensive Income in 2003.

(c) Income taxes – For the year ended February 29, 2000, under Canadian GAAP, the Company used the deferral method of accounting for income taxes such that deferred assets or liabilities arise from differences between financial statement income and taxable income. For the years ended March 2, 2002 and February 28, 2001, there are no differences in accounting for income taxes between Canadian GAAP and U.S. GAAP as a result of the accounting policy change in note 1(k).

(d) Change in functional currency – Effective August 31, 1999, the Company adopted the U.S. dollar as its reporting currency. Prior to this change, the Canadian dollar had been used as the Company's reporting currency. Under Canadian GAAP, the Company's financial statements for all periods presented through August 31, 1999 have been translated from Canadian dollars to U.S. dollars using the exchange rate in effect at August 31, 1999. Under U.S. GAAP, the financial statements for the periods prior to the change in reporting currency must be translated to U.S. dollars using the current rate method, which uses specific year end and specific annual average exchange rates as appropriate. The differences arising from the application of the current rate method to the periods ended February 29, 2000 equalled $1,474.

(e) Statements of comprehensive income – U.S. GAAP, SFAS 130, *Reporting Comprehensive Income,* establishes standards for the reporting and display of comprehensive income and its components in general-purpose financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The reportable items of comprehensive income are the cash flow hedges and the foreign currency translation as described in note 18 (b) and (d) respectively.

RESEARCH IN MOTION LIMITED | UNITED STATES DOLLARS, IN THOUSANDS EXCEPT PER SHARE DATA, AND EXCEPT AS OTHERWISE INDICATED.

(f) Earnings (loss) per share – The following table sets forth the computation of basic and diluted earnings per share under U.S. GAAP.

	FOR THE YEAR ENDED		
	MARCH 2, 2002	FEBRUARY 28, 2001	FEBRUARY 29, 2000
Numerator for basic and diluted earnings (loss) per share available to common stockholders	$ **(28,321)**	$ (7,568)	$ 10,170
Denominator for diluted earnings (loss) per share – adjusted weighted average shares and assumed conversions	**78,467**	73,555	72,996
Earnings (loss) per share under U.S. GAAP			
Basic	$ **(0.36)**	$ (0.10)	$ 0.15
Diluted	$ **(0.36)**	$ (0.10)	$ 0.14

(g) Accounting for stock compensation – Under U.S. GAAP, for any stock option with an exercise price that is less than the market price on the date of grant, the difference between the exercise price and the market price on the date of grant is recorded as compensation expense ("intrinsic value based method"). The Company grants stock options at the fair market value of the shares on the day preceding the date of the grant of the options. Consequently, no compensation expense is recognized. This method is consistent with U.S. GAAP, APB Opinion 25, *Accounting for Stock Issued to Employees.*

SFAS No. 123, *Accounting for Stock-Based Compensation,* requires proforma disclosures of net income and earnings per share, as if the fair value based method as opposed to the intrinsic value based method of accounting for employee stock options had been applied. The disclosures in the following table show the Company's net income and earnings per share on a proforma basis, using the fair value method as determined by using the Black-Scholes option pricing model, include:

	FOR THE YEAR ENDED		
	MARCH 2, 2002	FEBRUARY 28, 2001	FEBRUARY 29, 2000
Net income (loss) under U.S. GAAP	$ **(28,321)**	$ (7,568)	$ 10,170
Estimated stock-based compensation costs	**21,410**	11,782	3,261
Proforma net income (loss) under U.S. GAAP	$ **(49,731)**	$ (19,350)	$ 6,909
Proforma net income (loss) per common share			
Basic	$ **(0.63)**	$ (0.26)	$ 0.10
Diluted	$ **(0.63)**	$ (0.26)	$ 0.09
Weighted average number of shares (000's)			
Basic	**78,467**	73,555	66,613
Diluted	**78,467**	73,555	72,996

The weighted average fair value of options granted during the following periods were calculated as follows using the Black-Scholes option pricing model with the following assumptions:

	FOR THE YEAR ENDED		
	MARCH 2, 2002	FEBRUARY 28, 2001	FEBRUARY 29, 2000
Weighted average Black-Scholes value of options	$ **12.00**	$ 34.82	$ 10.77
Assumptions:			
Risk free interest rates	**4%**	4%	4% - 5%
Expected life in years	**3.5**	3.5	3.5
Expected dividend yield	**0%**	0%	0%
Volatility	**75%**	100%	60% - 90%

(h) Recently issued pronouncements – Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new accounting standards which have not yet been adopted due to delayed effective dates.

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. These standards are substantially consistent with the Canadian standards CICA 1581 and CICA 3062, respectively.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which include intangible assets and goodwill. SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. An impairment charge is recognized if the carrying amount exceeds the fair value of the asset. SFAS No. 144 also modifies the accounting and disclosure rules for discontinued operations. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company is currently assessing the impact of SFAS No. 144 on its consolidated financial position and results of operations.

CORPORATE INFORMATION

Officers

Mike Lazaridis
President and Co-Chief
Executive Officer

Jim Balsillie
Chairman and Co-Chief
Executive Officer

Dennis Kavelman
Chief Financial Officer

Larry Conlee
Chief Operating Officer,
Product Development
and Manufacturing

Don Morrison
Chief Operating Officer,
BlackBerry

Douglas Fregin
Vice President,
Operations

Charles Meyer
Chief Legal Officer and
Corporate Secretary

Valdis Martinsons
Chief Information Officer

Board of Directors

Jim Balsillie
Chairman and Co-Chief
Executive Officer

Mike Lazaridis
President and Co-Chief
Executive Officer

Douglas Fregin
Vice President,
Operations

Douglas Wright[1,2]
President Emeritus,
University of Waterloo

E. Kendall Cork[1,2]
Managing Director,
Sentinel Associates Ltd.

Jim Estill[1]
President & Chief
Executive Officer,
EMJ Data Systems Ltd.

[1] Audit Committee
[2] Compensation Committee

SHAREHOLDER INFORMATION

Annual Meeting of Shareholders
Monday, August 12, 2002 at 6:30pm
at the Canadian Clay and Glass Gallery
25 Caroline Street North
Waterloo, Ontario, Canada

Shareholder Inquiries
Investor Relations
Research In Motion Limited
295 Phillip Street
Waterloo, Ontario, N2L 3W8
Tel: (+1) 519.888.7465
Fax: (+1) 519.888.6906
Email: *investor_relations@rim.net*

Transfer Agent
Computershare Trust Company of Canada
1500 University Street, Suite 700
Montreal, Quebec H3A 3S8
Tel: (+1) 514.982.7800
Fax: (+1) 514.982.7664

Auditors
Ernst & Young LLP
Chartered Accountants
515 Riverbend Drive
P.O. Box 9458, Station C
Kitchener, Ontario, N2G 4W9

Zeifman & Company LLP
Chartered Accountants
201 Bridgeland Avenue
Toronto, Ontario, M6A 1Y7

Stock Exchange Listings
Nasdaq National Market
Symbol: RIMM
The Toronto Stock Exchange
Symbol: RIM

Corporate Office
Research In Motion Limited
295 Phillip Street
Waterloo, Ontario, N2L 3W8

Corporate Web Site
www.rim.net



Forward-looking statements in this annual report are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities. Printed in Canada.



RESEARCH IN MOTION LIMITED

295 Phillip Street, Waterloo

Ontario, Canada N2L 3W8

Tel: 519.888.7465

Fax: 519.888.6906

Web site: www.rim.net

Email: investor_relations@rim.net



12:21 PM
TUES, MAY 21
GPRS
Phone

DOCUMENT 4

News Release

July 2, 2002

FOR IMMEDIATE RELEASE

RESEARCH IN MOTION REPORTS FIRST QUARTER RESULTS

Waterloo, Ontario – Research In Motion Limited ("RIM") (Nasdaq: RIMM, TSX: RIM), a world leader in the mobile communications market, today reported first quarter results for the three months ended June 1, 2002 (all figures in U.S. dollars and Canadian GAAP).

Revenue for the first quarter of fiscal 2003 was $71.6 million, an increase of 8% from $66.1 million in the previous quarter. The revenue breakdown for the quarter was 39% for handhelds, 41% for service, 13% for software licences and development, and 7% for OEM radios and other revenue. The total number of BlackBerry subscribers increased by approximately 34,000 to 355,000 as at June 1, 2002.

"I am pleased to report that RIM has once again achieved its quarterly performance targets as well as the strategic milestones that drive our continued success and leadership in the wireless enterprise sector," said Jim Balsillie, Chairman and Co-CEO at Research In Motion. "Together with our partners, we are delivering the 2.5G devices, services, tools, applications and infrastructure to provide broadly adaptable solutions that solve real customer problems and offer substantial return on investment."

Gross margin for the quarter was 43.5%, as compared to 42.1% in the prior quarter. The increase was primarily due to increased margins on handhelds and other hardware products and changes in the revenue mix, with service revenue comprising a higher percentage of total revenue for the quarter as compared to the prior quarter.

The net loss for the quarter was $10.8 million or $0.14 per share compared to a net loss of $8.6 million or $0.11 per share in the prior quarter.

Gross research and development expenditures were $16.2 million or 23% of revenue compared to $14.8 million or 22% of revenue in the prior quarter. Continued focus on development of next-generation handhelds for Europe, Asia and North America, together with ongoing development of the BlackBerry platform, has continued to drive the increase in research and development expenses. Net research and development expenditures were $12.6 million for the quarter as compared to $12.0 million last quarter.

Selling, marketing and administration expenses were $28.0 million or 39% of revenue, compared to $26.6 million or 40% of revenue in the prior quarter. The results for the prior quarter included a $3.9 million reduction of selling, marketing and administration expenses. Excluding the effect of this recovery in the prior quarter, adjusted selling, marketing and administration expenses were $30.5 million.

Cash, cash equivalents and marketable securities were $616.0 million as at June 1, 2002, compared to $644.6 million at the end of the previous quarter, for a net decrease of $28.6 million quarter over quarter. Cash inflows from operating activities were $6.1 million, offset by investments in capital and intangible assets of $24.7 million and disbursements of $10.2 million from investing activities, the majority of which was used to repurchase 685,000 common shares pursuant to the Company's previously announced Common Share Repurchase program.

Subsequent to quarter end, RIM purchased the assets of a software company for $8.0 million in cash consideration. These assets will facilitate foreign language input and display on the BlackBerry Handheld for Asian markets.

Highlights of the first quarter:

- RIM introduced the BlackBerry 5810, the first wireless handheld ready to support GSM/GPRS networks in North America. The new Java-based handheld delivers email, phone, SMS, browser, and organizer features in a single handheld that is "Always On, Always Connected™".

- RIM announced plans to add new corporate data access features to BlackBerry Enterprise Server by introducing a new BlackBerry Enterprise Server feature called Mobile Data Service. Mobile Data Service is designed to provide Independent Software Vendors (ISVs) and in-house corporate developers with an environment that supports additional wireless corporate data access and interaction capabilities beyond email.

- RIM introduced its BlackBerry Development Environment for the Java 2 Platform, Micro Edition (J2ME™) to support the broad development of secure enterprise applications for BlackBerry and to open the BlackBerry platform to a large and growing developer community that currently includes over three million Java developers.

- BlackBerry received many awards and honors including two Codie awards for "Best Handheld Application" and "Best Wireless Solution"; MIT's Sloan eBusiness award for "Most Disruptive Technology of the Year" for its wide acceptance and positive industry impact; the "Best Mobile Communications Product" award at the UK's Networking Industry Awards; Hong Kong Magazine's "Best New Gadget" award; PC Magazine's "Editors' Choice" award; Cingular's "Best Solution for Mobile Professionals" award; Government Computer News' "Reviewer's Choice" award; and ZDNet's "10 Products I Can't Live Without".

- RIM announced plans to offer a BlackBerry reference design program that will provide other manufacturers with a comprehensive hardware and software platform for building advanced devices based on embedded BlackBerry and Java technologies.

- Hutchison Telecommunications and RIM announced the commercial launch of the BlackBerry wireless email solution operating on Hutchison Telecom's Orange GSM Dualband and GPRS network in Hong Kong. Hutchison also announced that Macau and mainland China will be its next target markets for the BlackBerry solution.

- Telstra Mobile and RIM announced an agreement to bring the BlackBerry wireless solution to Telstra's corporate customers in Australia. Telstra intends to offer BlackBerry over its GSM/GPRS wireless network and is the first carrier that will offer BlackBerry in Australia.

- Vodafone UK and RIM announced an agreement to sell the BlackBerry wireless email solution in the UK. BlackBerry is expected to be commercially available to Vodafone's UK corporate customers this summer. BlackBerry will operate over Vodafone's GPRS network in the UK with roaming available in 14 European countries.

- TIM (Telecom Italia Mobile) and RIM announced the commercial availability of the BlackBerry wireless email solution for GPRS in Italy. Both TIM and RIM will be working with Wireless Solutions, a subsidiary of DADA, on the development of additional corporate applications for the Java-based BlackBerry platform and systems integration for the solution.

- Rogers AT&T Wireless and RIM announced the availability of the BlackBerry 5810 Wireless Handheld in Canada over Rogers AT&T Wireless' GSM/GPRS network.

- Sun Microsystems and RIM showcased Java-based wireless enterprise technologies at the JavaOne conference. RIM and Sun are working together to provide the platform, products, services and tools necessary for leading enterprise software developers to extend their applications wirelessly.

- BEA Systems and RIM announced a strategic relationship to deliver a framework that eases the development and delivery of mobile enterprise Web Services applications for customers using BlackBerry. BEA and RIM plan to jointly deliver a simple and flexible framework for developing and deploying mobile Web Services on the BEA WebLogic Enterprise Platform™.

- Xerox and RIM announced a solution that couples Xerox mDoc 3.0 software with BlackBerry wireless email features to enable users to access documents residing on an enterprise server and email, fax or print these documents on the go.

- NetIQ Corp.and RIM announced an alliance focused on providing IT departments with advanced performance monitoring and diagnostic tools through NetIQ's AppManager™ for BlackBerry Enterprise Server.

- Cognos and RIM announced an agreement whereby Cognos will develop mobile business intelligence solutions for BlackBerry. The first output of this alliance is support for Cognos NoticeCast using BlackBerry handhelds.

- RIM announced a new family of OEM radio modems for GSM/GPRS wireless networks worldwide, providing RIM with the opportunity to sell its OEM radio modems in international markets for the first time.

- Panasonic™ Computer Solutions Company and RIM announced plans to integrate RIM's OEM radio modems for GSM/GPRS networks into Panasonic's line of Toughbook™ ruggedized portable computers to provide remote wireless access to mobile professionals.

- Melard Technologies and RIM announced that Melard has selected RIM OEM radio modems for GSM/GPRS wireless networks worldwide to wirelessly enable its rugged handheld computers. Melard plans to embed RIM's OEM radio modems in its rugged handheld computers and provide mobile employees with wireless access to information.

Highlights subsequent to quarter end:

- AT&T Wireless announced the availability of the BlackBerry 5810 Wireless Handheld on its GSM/GPRS network.

- T-Mobile announced the availability of the BlackBerry 5820 (complete with voice capability and a WAP browser for enterprise customers in Germany), with plans for roll-out to other countries by year-end.

- RIM continued to expand BlackBerry distribution in Europe, announcing a new relationship with SFR. RIM and SFR will work together to offer corporate customers the BlackBerry solution operating on SFR's GPRS network in France.

- Ericsson announced a worldwide patent licence agreement with RIM. Under the terms of the agreement, Ericsson has granted RIM a non-exclusive licence under Ericsson's patent portfolio for the GSM, GPRS, EDGE and CDMA2000 mobile telephony standards. In return, RIM provides royalty payments as well as a reciprocal licence to Ericsson.

- RIM outlined upcoming plans and directions for the BlackBerry solution during PC Expo in New York, including: a new BlackBerry Handheld for GSM/GPRS networks; a new BlackBerry Handheld for the Nextel iDEN network in the United States; a new BlackBerry Handheld for CDMA/1xRTT networks, and various new BlackBerry Enterprise Server features.

The replay of the company's Q1 conference call can be accessed after 7 p.m. (eastern time) July 2, 2002 until midnight (eastern) July 9, 2002. It can be accessed by dialling 416-640-1917 and entering reservation number 197579#. The conference will also appear on the RIM web site, live and archived, at www.rim.net/investors/index.shtml until midnight July 19, 2002.

About Research In Motion

Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the mobile communications market. Through development and integration of hardware, software and services, RIM provides solutions for seamless access to time-sensitive information including email, messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third-party developers and manufacturers around the world to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products includes the RIM Wireless Handheld™ product line, the BlackBerry™ wireless solution, embedded radio-modems and software development tools. Founded in 1984 and based in Waterloo, Ontario RIM operates offices in Canada, the United States and Europe. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.net. Investors may contact investor_relations@rim.net. Customers may contact info@rim.net.

-30-

For more information:
Contact RIM Investor Relations at (519) 888-7465 or investor_relations@rim.net

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities.

DOCUMENT 5

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data)

Consolidated Statements of Operations

	For the Three Months Ended		
	June 1, 2002	March 2, 2002	June 2, 2001
		(unaudited)	
Revenue	$ 71,636	$ 66,132	$ 77,005
Cost of sales	40,483	38,306	47,640
Gross margin	31,153	27,826	29,365
Expenses			
Research and development, net of government funding	12,625	12,016	7,297
Selling, marketing and administration	27,973	26,600	21,886
Amortization	7,160	5,761	3,412
	47,758	44,377	32,595
Loss from operations	(16,605)	(16,551)	(3,230)
Investment income	3,154	4,331	9,167
Income (loss) before income taxes	(13,451)	(12,220)	5,937
Provision for (recovery of) income taxes	(2,647)	(3,670)	2,089
Net income (loss)	$ (10,804)	$ (8,550)	$ 3,848
Income (loss) per share, basic and diluted	$ (0.14)	$ (0.11)	$ 0.05
Weighted average number of common shares outstanding (000's):			
Basic	78,697	78,663	78,337
Diluted	N/A	N/A	83,384

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data)

Consolidated Balance Sheets

As at	June 1, 2002 (unaudited)	March 2, 2002
Assets		
Current		
Cash, cash equivalents and marketable securities	$ 615,990	$ 644,559
Trade receivables	43,335	42,642
Other receivables	2,410	5,976
Inventory	29,310	37,477
Prepaid expenses and other assets	7,076	6,664
	698,121	737,318
Capital assets	162,964	151,843
Intangible assets	36,661	30,398
Future income tax assets	33,988	28,598
	$ 931,734	$ 948,157
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 49,180	$ 46,934
Deferred revenue	11,624	9,773
Income taxes payable	2,907	2,446
Current portion of long-term debt	348	385
	64,059	59,538
Long-term debt	11,504	11,874
	75,563	71,412
Shareholders' equity		
Capital stock	887,410	894,750
Retained earnings (deficit)	(31,239)	(18,005)
Total shareholders' equity	856,171	876,745
	$ 931,734	$ 948,157

Research In Motion Limited
Incorporated Under the Laws of Ontario
(United States dollars, in thousands except per share data)

Consolidated Balance Sheets

	As at	
	June 1 2002 (unaudited)	March 2 2002 (audited)
Assets		
Current		
Cash and cash equivalents	$ 469,160	$ 340,476
Marketable securities	146,830	304,083
Trade receivables	43,335	42,642
Other receivables	2,410	5,976
Inventory	29,310	37,477
Prepaid expenses and other	7,076	6,664
	698,121	737,318
Capital assets	162,964	151,843
Intangible assets	36,661	30,398
Future income tax assets	33,988	28,598
	$ 931,734	$ 948,157
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 49,180	$ 46,934
Income taxes payable	2,907	2,446
Deferred revenue	11,624	9,773
Current portion of long-term debt	348	385
	64,059	59,538
Long-term debt	11,504	11,874
	75,563	71,412
Shareholders' Equity		
Capital stock (note 2)	887,410	894,750
Deficit	(31,239)	(18,005)
	856,171	876,745
	$ 931,734	$ 948,157

See notes to the consolidated financial statements.

Research In Motion Limited
Incorporated Under the Laws of Ontario
(United States dollars, in thousands except per share data)

Consolidated Statements of Operations and Retained Earnings

	For the Three Months Ended June 1 2002	June 2 2001
	(unaudited)	
Revenue	$ 71,636	$ 77,005
Cost of sales	40,483	47,640
Gross margin	31,153	29,365
Expenses		
Research and development net of government funding of $3,564 (2002 - $2,305)	12,625	7,297
Selling, marketing and administration (note 4)	27,973	21,886
Amortization	7,160	3,412
	47,758	32,595
Loss from operations	(16,605)	(3,230)
Investment income	3,154	9,167
Earnings (loss) before income taxes	(13,451)	5,937
Provision for (recovery of) income taxes	(2,647)	2,089
Net income (loss)	(10,804)	3,848
Retained earnings (deficit), beginning of period	(18,005)	11,919
Common shares repurchased in excess of carrying amount (note 2)	(2,430)	-
Retained earnings (deficit), end of period	$ (31,239)	$ 15,767
Earnings (loss) per share (note 3)		
Basic	$ (0.14)	$ 0.05
Diluted	$ (0.14)	$ 0.05
Weighted average number of common shares outstanding (000's)		
Basic	78,697	78,337
Diluted	n/a	83,384

See notes to the consolidated financial statements.

Research In Motion Limited
Incorporated Under the Laws of Ontario
(United States dollars, in thousands except per share data)

Consolidated Statements of Cash Flows

	For the Three Months Ended June 1 2002	June 2 2001
	(unaudited)	
Cash flows from operating activities		
Net income (loss)	$ **(10,804)**	$ 3,848
Items not requiring an outlay of cash:		
Amortization	**7,301**	3,412
Future income taxes	**(5,390)**	(1,935)
Foreign exchange (gain) loss	**(213)**	6
	(9,106)	5,331
Net changes in non-cash working capital items		
Trade receivables	**(693)**	7,065
Other receivables	**3,566**	1,932
Inventory	**8,167**	(17,201)
Prepaid expenses	**(412)**	(3,031)
Accounts payable and accrued liabilities	**2,246**	(653)
Income taxes payable	**461**	2,036
Deferred revenue	**1,851**	1,421
	15,186	(8,431)
	6,080	(3,100)
Cash flows from financing activities		
Issuance of share capital and warrants	**358**	475
Buyback of common shares pursuant to Common Share Purchase Program	**(10,128)**	-
Repayment of debt	**(407)**	(48)
	(10,177)	427
Cash flows from investing activities		
Acquisition of capital assets	**(18,187)**	(20,027)
Acquisition of intangible assets	**(6,498)**	(601)
Acquisition of marketable securities	**(41,156)**	(269,390)
Proceeds on sale and maturity of marketable securities	**198,409**	240,935
	132,568	(49,083)
Foreign exchange effect on cash and cash equivalents	**213**	(6)
Net increase (decrease) in cash and cash equivalents for the period	**128,684**	(51,762)
Cash and cash equivalents, beginning of period	**340,476**	508,822
Cash and cash equivalents, end of period	$ **469,160**	$ 457,060
Cash and cash equivalents are comprised as follows:		
Balances with banks	$ **19,802**	$ 898
Short-term investments	**449,358**	456,162
	$ **469,160**	$ 457,060

See notes to the consolidated financial statements.

Research In Motion Limited

Notes To The Consolidated Financial Statements

For The Three Month Periods Ended June 1, 2002 and June 2, 2001
In thousands of United States dollars, except per share data, and except as otherwise indicated

1. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. These consolidated financial statements are prepared using the same accounting principles and application thereof as the financial statements for the year ended March 2, 2002, except for the following new accounting standard changes:

(a) Goodwill and other intangibles

Effective March 3, 2002, the Company adopted the new recommendations of Section 3062 of the Canadian Institute of Chartered Accountants ("CICA") Handbook ("CICA 3062") with regards to goodwill and intangible assets and accordingly, goodwill is no longer amortized to earnings, but periodically tested for impairment. Upon adoption of these new recommendations, goodwill must be tested for impairment as of the beginning of the current year. As permitted under CICA 3062, this test will be completed by the end of the second quarter of 2003. Any reduction would be recorded against opening deficit for the current fiscal year, without restatement of prior years. There has been no change in the carrying value of goodwill since March 2, 2002.

(b) Translation of foreign currencies

Effective March 3, 2002, the Company adopted the new recommendations of Section 1650 of the CICA Handbook with respect to foreign currency translation and accordingly, has eliminated the deferral and amortization of unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the period. The effect of adopting this accounting policy did not have a significant effect on the financial statements.

(c) Stock-based compensation plan

Effective March 3, 2002, the Company adopted the new recommendations of Section 3870 of the CICA Handbook ("CICA 3870") with respect to stock-based compensation. The Company has chosen to continue using the intrinsic value method to record the stock options granted to employees and therefore the recommendations have had no effect on the consolidated balance sheet and the net loss. The Company has presented the required proforma disclosures for all stock options issued after March 2, 2002 in note 6 to these interim financial statements.

Research In Motion Limited

Notes To The Consolidated Financial Statements

For The Three Month Periods Ended June 1, 2002 and June 2, 2001
In thousands of United States dollars, except per share data, and except as otherwise indicated

These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Company's audited financial statements for the year ended March 2, 2002.

In management's opinion, the unaudited financial information includes all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information.

Interim results are not necessarily indicative of the results expected for the year.

2. CAPITAL STOCK

(a) Share capital

	Shares Outstanding (000's)		Amount
Authorized - unlimited number of common shares			
Common shares outstanding - March 2, 2002	**78,791**	**$**	**894,380**
Exercise of options	**69**		**358**
Common shares repurchased pursuant to Normal Course Issuer Bid	**(685)**		**(7,698)**
Common shares outstanding - June 1, 2002	**78,175**		**887,040**
Common share purchase warrants outstanding at end of period	**75**		**370**
	78,250	**$**	**887,410**

(b) Common share buyback (000's)

During the first quarter the Company bought back 685 common shares pursuant to its Normal Course Issuer Bid at a cost of $10,128. The amount in excess of the carrying value of the common shares of $2,430 was charged to retained earnings. All common shares repurchased by the Company pursuant to its Common Share Purchase Program will be cancelled subsequent to the end of the period.

(c) Stock option plan

The Company has an incentive stock option plan for all of its directors, officers and employees. The option exercise price is the fair market value of the Company's common shares at the date of grant. These options generally vest over a period of five years after which they are exercisable for seven or ten years after the grant date.

The total number of options outstanding (in thousands) as at June 1, 2002 equalled 10,429 (March 2, 2002 – 10,086). During the first quarter, the Company granted 507 stock options at an average exercise price of $19.75.

3. EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted loss per share.

	For the three months ended June 1 2002	June 2 2001
Numerator for basic and diluted earnings (loss) per share available to common stockholders	$ **(10,804)**	$ 3,848
Denominator for basic earnings (loss) per share - weighted average shares outstanding (000's)	**78,697**	78,337
Effect of dilutive securities		
Warrants	**n/a**	28
Employee stock options	**n/a**	5,019
Dilutive potential common shares	**n/a**	5,047
Denominator for diluted earnings (loss) per share - adjusted weighted-average shares and assumed conversions (000's)	**78,697**	83,384
Earnings (loss) per share		
Basic	**$ (0.14)**	$ 0.05
Diluted	**$ (0.14)**	$ 0.05

4. FOREIGN EXCHANGE GAINS AND LOSSES

Selling, marketing and administration expense for the current fiscal period includes $461 with respect to foreign exchange gains (2002 - foreign exchange loss of $1,043). The Company is exposed to foreign exchange fluctuations as a result of transactions in currencies other than its U.S. dollar functional currency.

5. CONTINGENCIES

During the 2002 fiscal year, the Company was served with a complaint filed by NTP, Inc. ("NTP") alleging that the Company infringes on eight of its patents. The matter is scheduled for a trial in November 2002. As the likelihood of loss and the ultimate amount, if any, are not determinable at this time; no amount has been recorded in these financial statements.

On May 30, 2002, the Company was served with a motion for declaratory judgment wherein the United States District Court, Northern District of California has been petitioned by Good Technology, Inc. ("Good") to find that one of the Company's patents is invalid. The likely outcome of this motion is not determinable but in any event would not result in the Company having to pay monetary damages to Good. Accordingly no amount has been recorded in these financial statements.

Subsequent to the end of the first quarter of 2003, the Company filed a complaint against Good alleging that Good's wireless products and services infringe on four of the Company's patents. By way of relief, the Company is asking the Court for an injunction and an award for monetary damages for Good's infringement of the Company's patents. Additionally, the Company is asserting that Good's infringement is willful, thus allowing the Court to award enhanced monetary damages, as well as attorneys' fees and costs to the Company. At this time, the likelihood of recovery and the ultimate amount, if any, are not determinable. Accordingly, no amount has been recorded in these financial statements.

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

6. Stock-based compensation

The Company has an incentive stock option plan for all of its directors, officers and employees. The option exercise price is the fair market value of the Company's common shares at the date of grant. These options generally vest over a period of five years after which they are exercisable for a maximum of ten years after the grant date. Consequently, no compensation expense is recognized.

CICA 3870 requires proforma disclosures of net income (loss) and earnings (loss) per share, as if the fair value based method as opposed to the intrinsic value based method of accounting for employee stock options had been applied. The disclosures in the following table show the Company's net loss and loss per share on a proforma basis using the fair value method, on a straight-line basis, as determined by using the Black-Scholes option pricing model:

		Three Months Ended June 1, 2002
Net loss - as reported	$	**(10,804)**
Estimated stock-based compensation costs for the period		**264**
Net loss - proforma	$	**(11,068)**
Proforma loss per common share:		
Basic and diluted	$	**(0.14)**
Weighted average number of shares (000's):		
Basic and diluted		**78,697**

The weighted average fair value of options granted during the quarter was calculated as follows using the Black-Scholes option pricing model with the following assumptions:

	Three Months Ended June 1, 2002
Weighted average Black-Scholes value of each option	**$ 10.40**
Assumptions:	
Risk free interest rates	**4.5%**
Expected life in years	**3.5**
Expected dividend yield	**0%**
Volatility	**70%**

7. COMPARATIVE FIGURES

Certain prior period financial data have been reclassified to conform to the current period's classification.

DOCUMENT 6

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read together with the Company's unaudited consolidated financial statements and the accompanying notes in this Interim Report to Shareholders for the three months ended June 1, 2002.

Some of the statements set forth in this section are forward-looking statements relating to the Company's future results of operations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Please see "Forward-Looking Statements".

Interim results are not necessarily indicative of the results expected for the year.

All financial information herein is presented in United States ("U.S.") dollars.

Results of Operations

Revenue

Revenue for the first quarter of fiscal 2003 was $71.6 million, a decrease of $5.4 million or 7.0% from $77.0 million in the first quarter last year. RIM's revenues are generated through a number of sources. Sales of BlackBerry wireless handhelds to network operators, strategic partners and large corporate customers continue to generate significant revenue streams for the Company. Additionally, the Company earns an increasing amount of its revenues from recurring monthly revenues for BlackBerry service. Revenues are also generated from:

- licensing of BlackBerry software
- sales of radio modems to OEM manufacturers
- non-recurring engineering development services ("NRE")

A comparative revenue breakdown is set out in the following table:

	Fiscal Year 2003		Fiscal Year 2002		Change 2003/2002
	($000's)		($000's)		($000's)
Handhelds and other hardware products	**$ 31,921**	**44.6%**	$ 53,449	69.4%	$ (21,528)
Service	**29,371**	**41.0%**	17,194	22.3%	12,177
Software, non-recurring engineering ("NRE") and other	**10,344**	**14.4%**	6,362	8.3%	3,982
	$ 71,636	**100.0%**	$ 77,005	100.0%	$ (5,369)

This year over year quarterly revenue decrease was primarily due to reduced sales of handhelds and other product sales, which decreased to $31.9 million or 44.6% of consolidated revenues in the current fiscal year compared to $53.4 million or 69.4% in the prior year. Sales of handhelds and hardware products were lower in the current quarter as RIM's business continues to shift to sales of General Packet Radio System ("GPRS") handhelds from Mobitex and Datatac handhelds shipped to carrier and reseller partners. GPRS handheld sales are expected to increase in future quarters as RIM's carrier partners launch rollouts of their respective GPRS services.

Service revenue for the current fiscal year increased to $29.4 million from $17.2 million in 2001 and comprised 41.0% of consolidated revenues. BlackBerry subscribers increased by net 34,000 or 10.6% to approximately 355,000 in the current quarter from approximately 321,000 as at March 2, 2002.

Software, NRE and other revenues increased to $10.3 million or 14.4% of consolidated revenues compared to $6.4 million or 8.3% of revenues in the previous year. Software growth is generally consistent with the increase in service revenues while NRE revenues increased primarily as a result of securing a large contract with one customer that commenced during the second quarter of fiscal 2002.

Gross Margin

Gross margin increased to $31.2 million or 43.5% of revenue in the first quarter of fiscal 2003, compared to $29.4 million or 38.1% of revenue in the same period of previous year. The increase in gross margin percentage was primarily due to increased margins on handheld products and changes in the revenue mix. During the fourth quarter of the prior year, the Company realized raw materials cost reductions for certain of its component parts and corresponding increases in product gross margins. The first quarter of fiscal 2003 included a significantly greater proportion of higher margin revenue categories such as software, license and non-recurring engineering revenues compared to the corresponding quarter one year ago.

Research and Development

Gross research and development expenditures, before cost recoveries, were $16.2 million or 22.6% of revenue in the quarter ended June 1, 2002, compared to $9.6 million or 12.5% of revenue in the same period of the previous year. After accounting for government funding in the form of expense reimbursements and investment tax credits, net research and development expenditures in the first quarter of fiscal 2003 equalled $12.6 million or 17.6% of total revenues versus $7.3 million or 9.5% in the comparative quarter of the previous year. Continued focus on the development of next generation handhelds for Europe, Asia and North America, together with ongoing work on the BlackBerry platform, have accounted for most of this increase.

Selling, Marketing and Administrative Expenses

Selling, marketing and administrative expenses were $28.0 million for the first quarter of fiscal 2003, compared to $21.9 million for the first quarter of 2002. The expense growth resulted from increased BlackBerry sales and marketing initiatives, continued focus on joint channel marketing activities, additional international sales and marketing personnel and increased infrastructure and staffing in administrative, financial and legal services to support the Company's planned future growth and international expansion.

Amortization

Amortization expense increased to $7.2 million or 10.0% of revenue for the first quarter of fiscal 2003 from $3.4 million or 4.4% in the first quarter of the prior year. The current quarter's expense reflects capital and intangible asset expenditures for the final three quarters of fiscal 2002 as well as the incremental effect of capital and intangible asset expenditures of $24.7 million, including final completion expenditures for the Company's new manufacturing facility, production equipment and tooling, research and development computers and equipment, information technology infrastructure and software licences.

Investment Income

Investment income decreased to $3.2 million in the first quarter of fiscal year 2003 from $9.2 million in the first quarter of fiscal 2002. The decrease primarily reflects lower interest rates realized in the current quarter at approximately 2% versus approximately 5% one year ago. Additionally, the Company's average balances of cash, cash equivalents and marketable securities was lower during the current quarter compared with the comparable quarter of the preceding fiscal year.

Income Taxes

The Company's effective tax rate for the first quarter was 19.7% compared to 35.2% in the previous year's quarter. The lower rate is due to the impact of lower Canadian tax rates, foreign tax as the Company continues to expand internationally as well as certain minimum taxes which do not vary with the reported pre-tax loss.

Net Income (Loss)

Net loss for the quarter was $10.8 million or $0.14 per share basic and diluted compared to net income of $3.8 million or $0.05 per share basic and diluted in the first quarter of fiscal 2002. The net decrease was due primarily to increased operating costs (research and development; selling, marketing and administration; and amortization) and a reduction in investment income.

Liquidity and Capital Resources

Cash flow generated from operating activities was $6.1 million in the current quarter compared to $3.1 million used in operating activities during the same quarter of the prior year. The majority of the net change in non-cash working capital was as a result of reductions in inventories and other receivables and an increase in accounts payable and accrued liabilities.

Cash flow used in financing activities equalled $10.2 million for the current quarter, including the buyback of common shares of $10.1 million pursuant to the Company's Common Share Purchase Program, compared to cash flows generated of $0.4 million in the same quarter of the prior year.

Cash flow used in investing activities, before accounting for the net change in marketable securities, equalled $24.7 million for the first quarter of fiscal 2003, including capital and intangible asset expenditures of $18.2 million and $6.5 million respectively. There was also a net reduction of marketable securities of $157.3 million, with a partially offsetting increase in cash and cash equivalents of $128.7 million. Cash flow used in investing activities, before accounting for the net change in marketable securities, for the first quarter of the prior fiscal year equalled $20.6 million and included capital and intangible asset expenditures of $20.0 million and $0.6 million respectively. There was also a net increase in marketable securities of $28.5 million, with a partially offsetting decrease in cash and cash equivalents of $51.8 million.

Cash, cash equivalents and marketable securities decreased by $28.6 million to $616.0 million as at June 1, 2002 from $644.6 million as at March 2, 2002. A comparative summary is set out below.

	As At		
	June 1, 2002	March 2, 2002	Change
	($000's)	($000's)	($000's)
Cash and cash equivalents	**$ 469,160**	$ 340,476	$ 128,684
Marketable securities	**146,830**	304,083	(157,253)
Cash, cash equivalents and marketable securities	**$ 615,990**	$ 644,559	$ (28,569)

Market Risk of Financial Instruments

The Company continues to operate in fiscal 2003 in generally the same manner as fiscal 2002 whereby it is engaged in operational and financing activities that generate risk in generally four primary areas: creditworthiness of investees with respect to the Company's investment portfolio, foreign exchange, interest rate and credit and customer concentration. These risks remain essentially unchanged from March 2, 2002.

Forward-Looking Statements

Forward-looking statements are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements are detailed below and in the Company's periodic reports filed with the United States Securities and Exchange Commission, the Ontario Securities Commission and other regulatory authorities.